IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2024 and for the nine and three-month periods ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 81, beginning on July 1st, 2023.

Legal address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023 and registered in the Superintendence on September 12, 2023 with the number 15555, Book 114 Volume – of Joint Stock Companies.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 738,902,282 shares. (*)

Common Stock subscribed, issued and paid-up nominal value (in millions of ARS): 7,389.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Main activity of parent Company: Real estate and agricultural activities.

Direct and indirect interest of the Parent Company on the capital stock: 397,831,498 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 54.76% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid-up nominal value (in millions of Argentine Pesos)
Common stock with a face value of ARS 10 per share and entitled to 1 vote each	738,902,282	7,389

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

(*) As of March 31, 2024, the capital increase and the issuance of shares resolved by the board of directors on March 20, 2024, was in process of being registered in the “Inspección General de Justicia” (General Inspection of Justice).

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2023
BACS	Banco de Crédito y Securitización S.A.
BHSA	Banco Hipotecario S.A.
CAMSA	Consultores Assets Management S.A.
CCL	Cash settlement
CNV	Securities Exchange Commission (Argentina)
Condor	Condor Hospitality Trust Inc.
CPF	Collective Promotion Funds
CPI	Consumer Price Index
Cresud	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
GCDI	GCDI S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
INDEC	Argentine Institute of Statistics and Census
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
MEP	Electronic Payment Market
MPIT	Minimum presumed income tax
New Lipstick	New Lipstick LLC
Puerto Retiro	Puerto Retiro S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Financial Position
as of March 31, 2024 and June 30, 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2024	06.30.2023
ASSETS
Non-current assets
Investment properties	8	1,342,739	1,786,135
Property, plant and equipment	9	31,445	31,799
Trading properties	10, 22	17,373	18,911
Intangible assets	11	54,487	24,896
Right-of-use assets	12	9,249	9,197
Investments in associates and joint ventures	7	122,202	116,169
Deferred income tax assets	19	3,225	2,695
Income tax credit		5	66
Trade and other receivables	13, 14	15,310	13,903
Investments in financial assets	13	10,065	6,023
Total non-current assets		1,606,100	2,009,794
Current assets
Trading properties	10, 22	408	451
Inventories	22	942	1,037
Income tax credit		150	2,284
Trade and other receivables	13, 14	71,082	81,080
Investments in financial assets	13	119,547	107,831
Derivative financial instruments	13	84	-
Cash and cash equivalents	13	20,981	27,371
Total current assets		213,194	220,054
TOTAL ASSETS		1,819,294	2,229,848
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		872,520	1,134,496
Non-controlling interest		59,637	69,973
TOTAL SHAREHOLDERS’ EQUITY		932,157	1,204,469
LIABILITIES
Non-current liabilities
Borrowings	13, 17	178,169	210,961
Lease liabilities		8,601	8,283
Deferred income tax liabilities	19	395,094	519,201
Trade and other payables	13, 16	28,894	30,828
Provisions	18	19,787	18,547
Salaries and social security liabilities		106	282
Total non-current liabilities		630,651	788,102
Current liabilities
Borrowings	13, 17	141,839	127,274
Lease liabilities		1,621	1,172
Trade and other payables	13, 16	56,527	94,178
Income tax liabilities		48,616	3,300
Provisions	18	2,636	2,645
Derivative financial instruments	13	-	19
Salaries and social security liabilities		5,247	8,689
Total current liabilities		256,486	237,277
TOTAL LIABILITIES		887,137	1,025,379
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		1,819,294	2,229,848

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income
for the nine and three-month periods ended March 31, 2024 and 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.2024	03.31.2023	03.31.2024	03.31.2023
Revenues	20	213,565	208,970	59,734	63,120
Costs	21, 22	(69,141)	(71,583)	(19,476)	(22,106)
Gross profit		144,424	137,387	40,258	41,014
Net (loss) / gain from fair value adjustment of investment properties	8	(385,848)	(135,403)	(594,816)	4,025
General and administrative expenses	21	(20,333)	(28,849)	(9,991)	(10,209)
Selling expenses	21	(11,866)	(11,316)	(3,186)	(5,206)
Other operating results, net	23	(2,279)	(18,480)	(1,221)	(4,027)
(Loss) / profit from operations		(275,902)	(56,661)	(568,956)	25,597
Share of profit / (loss) of associates and joint ventures	7	28,574	5,352	(1,638)	(871)
(Loss) / profit before financial results and income tax		(247,328)	(51,309)	(570,594)	24,726
Finance income	24	17,790	1,930	10,561	659
Finance costs	24	(34,012)	(38,839)	(11,103)	(14,410)
Other financial results	24	61,435	31,520	112,794	19,502
Inflation adjustment	24	26,365	42,456	(23,003)	1,774
Financial results, net		71,578	37,067	89,249	7,525
(Loss) / profit before income tax		(175,750)	(14,242)	(481,345)	32,251
Income tax expense	19	64,022	137,459	147,350	18,075
(Loss) / profit for the period		(111,728)	123,217	(333,995)	50,326
Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive loss from subsidiaries (i)		(3,292)	(3,341)	3,434	(1,476)
Revaluation deficit		-	(829)	-	-
Total other comprehensive (loss) / income for the period		(3,292)	(4,170)	3,434	(1,476)
Total comprehensive (loss) / income for the period		(115,020)	119,047	(330,561)	48,850

(Loss) / profit for the period attributable to:
Equity holders of the parent		(104,926)	119,339	(319,500)	48,089
Non-controlling interest		(6,802)	3,878	(14,495)	2,237

Total comprehensive (loss) / income attributable to:
Equity holders of the parent		(108,314)	115,153	(315,446)	46,606
Non-controlling interest		(6,706)	3,894	(15,115)	2,244

(Loss) / profit per share attributable to equity holders of the parent: (ii)
Basic		(140.84)	159.33	(428.86)	64.20
Diluted		(140.84) (iii)	145.89	(428.86) (iii)	58.79

(i)
Components of other comprehensive income have no impact on income tax.
(ii)
See note 28 to the Annual Consolidated Financial Statements as of June 30, 2023.
(iii)
Given that the result for the period showed losses, there is no diluted effect of such result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Shares to issue (iv)	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (v)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2023	799	6,553	12	274,020	19,635	401,154	1,574	31,450	156,428	36,864	206,007	1,134,496	69,973	1,204,469
Net loss for the period	-	-	-	-	-	-	-	-	-	-	(104,926)	(104,926)	(6,802)	(111,728)
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	-	(3,388)	-	(3,388)	96	(3,292)
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(3,388)	(104,926)	(108,314)	(6,706)	(115,020)
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	-	8,982	-	33,381	(42,363)	-	-	-
Repurchase of treasury shares (iii)	(238)	-	238	-	-	-	-	-	-	(17,014)	-	(17,014)	-	(17,014)
Warrants exercise (ii)	25	-	-	3	(513)	1,224	-	-	-	-	-	739	-	739
Issuance of shares	6,678	(6,553)	(125)	-	-	-	(10,184)	-	-	10,184	-	-	-	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	-	72	72
Dividend distribution (iv)	-	-	-	-	-	-	-	-	-	-	(137,346)	(137,346)	(3,743)	(141,089)
Reserve for share-based payments	1	-	(1)	-	-	-	(81)	-	-	81	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	(41)	-	(41)	41	-
Balance as of March 31, 2024	7,265	-	124	274,023	19,122	402,378	(8,691)	40,432	156,428	60,067	(78,628)	872,520	59,637	932,157

(i) Includes ARS 27 of Inflation adjustment of treasury shares. See Note 17 to the Annual Consolidated Financial Statements as of June 30,2023.
(ii) As of March 31, 2024, the remaining warrants to exercise amount to 77,624,512. See Note 28 to these Financial Statements.
(iii) Related to the Shares Buyback Programs approved by the Board on June 15, 2023, January 4, 2024 and March 20,2024. As of March 31, 2024 the Company has bought 14,802,192 shares. See Note 28 to these Financial Statements.
(iv) See Note 28 to these Financial Statements.
(v) Group´s other reserves for the period ended March 31, 2024 are comprised as follows:

	Cost of treasury stock	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2023	(10,413)	28,151	592	97,493	(78,959)	36,864
Other comprehensive loss for the period	-	-	(3,388)	-	-	(3,388)
Total comprehensive loss for the period	-	-	(3,388)	-	-	(3,388)
Assignment of results according to Shareholders´ Meeting	-	33,381	-	-	-	33,381
Repurchase of treasury shares	(17,014)	-	-	-	-	(17,014)
Issuance of shares	10,184	-	-	-	-	10,184
Reserve for share-based payments	82	-	-	-	(1)	81
Changes in non-controlling interest	-	-	-	-	(41)	(41)
Balance as of March 31, 2024	(17,161)	61,532	(2,796)	97,493	(79,001)	60,067

(1) Includes revaluation surplus.

 There are no cumulative unpaid dividends on preferred shares.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2022	805	6	236,309	19,693	445,266	1,641	21,061	156,428	(42,235)	234,118	1,073,092	73,456	1,146,548
Net profit for the period	-	-	-	-	-	-	-	-	-	119,339	119,339	3,878	123,217
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(4,186)	-	(4,186)	16	(4,170)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(4,186)	119,339	115,153	3,894	119,047
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	10,389	-	173,395	(183,784)	-	-	-
Repurchase of treasury shares	(5)	5	-	-	-	-	-	-	(3,812)	-	(3,812)	-	(3,812)
Warrants exercise	-	-	-	(57)	140	-	-	-	-	-	83	-	83
Dividend distribution	-	-	-	-	-	-	-	-	-	(29,320)	(29,320)	(6,031)	(35,351)
Reserve for share-based payments	-	-	-	-	-	(23)	-	-	23	-	-	-	-
Other changes in equity	-	-	-	-	-	-	-	-	(231)	-	(231)	8	(223)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(70)	-	(70)	70	-
Balance as of March 31, 2023	800	11	236,309	19,636	445,406	1,618	31,450	156,428	122,884	140,353	1,154,895	71,397	1,226,292

(i) Includes ARS 17 of Inflation adjustment of treasury shares. See Note 17 to the Annual Financial Statements.
(ii) Group’s other reserves for the period ended March 31, 2023 are comprised as follows:

	Cost of treasury stock	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2022	(5,027)	28,151	3,406	9,033	(77,798)	(42,235)
Other comprehensive loss for the period	-	-	(3,356)	-	(830)	(4,186)
Total comprehensive loss for the period	-	-	(3,356)	-	(830)	(4,186)
Assignment of results according to Shareholders' Meeting	-	-	-	173,395	-	173,395
Repurchase of treasury shares	(3,812)	-	-	-	-	(3,812)
Reserve for share-based payments	32	-	-	-	(9)	23
Other changes in equity	-	-	(231)	-	-	(231)
Changes in non-controlling interest	-	-	-	-	(70)	(70)
Balance as of March 31, 2023	(8,807)	28,151	(181)	182,428	(78,707)	122,884

(1) Includes revaluation surplus.

There are no cumulative unpaid dividends on preferred shares.
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Cash Flows
for the nine-month periods ended March 31, 2024 and 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2024	03.31.2023
Operating activities:
Net cash generated from operating activities before income tax paid	15	80,588	84,867
Income tax paid		(5,253)	(6,121)
Net cash generated from operating activities		75,335	78,746
Investing activities:
Contributions and issuance of capital in associates and joint ventures		-	(78)
Acquisition and improvements of investment properties		(7,408)	(8,130)
Prepayment for investment properties purchases		-	(6,555)
Proceeds from sales of investment properties		39,114	70,868
Acquisitions and improvements of property, plant and equipment		(2,452)	(1,493)
Proceeds from sales of property, plant and equipment		8	8,580
Acquisitions of intangible assets		(462)	(272)
Dividends collected from associates and joint ventures		373	1,001
Proceeds from sales of interest held in associates and joint ventures		19,929	-
Proceeds from loans granted		-	4
(Payments) / proceeds from derivative financial instruments		(1,323)	54
Acquisitions of investments in financial assets		(176,811)	(57,184)
Proceeds from disposal of investments in financial assets		211,011	77,136
Interest received from financial assets		3,725	985
Proceeds from loans granted to related parties		1,401	-
Increase of loans granted to related parties		(150)	(4)
Net cash generated from investing activities		86,955	84,912
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		54,515	80,107
Payment of borrowings and non-convertible notes		(48,822)	(209,407)
Obtaining / (payments) of short term loans, net		13,176	(2,180)
Interests paid		(39,413)	(33,276)
Capital contributions from non-controlling interest in subsidiaries		72	-
Loans received from associates and joint ventures, net		317	-
Payment of borrowings to related parties		-	(85)
Dividends paid		(133,433)	(20,344)
Warrants exercise		739	81
Payment of lease liabilities		(362)	(78)
Repurchase of treasury shares		(17,014)	(3,812)
Net cash used in financing activities		(170,225)	(188,994)
Net decrease in cash and cash equivalents		(7,935)	(25,336)
Cash and cash equivalents at the beginning of the period	13	27,371	86,305
Inflation adjustment		(8,065)	(2,133)
Foreign exchange gain on cash and unrealized fair value result for cash equivalents		9,610	(710)
Cash and cash equivalents at end of the period	13	20,981	58,126

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on May 7, 2024.

IRSA was founded in 1943, and it has engaged in diverse real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our direct parent company, whose main shareholders are Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A., and whose final beneficiary is Eduardo Sergio Elsztain.

As of the end of these Consolidated Financial Statements, the Group owns 15 shopping malls, 5 office buildings, three hotels and an extensive land reserve for future mixed-use developments. Additionally, the Group holds a 29.91% interest in Banco Hipotecario S.A. (BHSA), which is a leading commercial bank in the provision of mortgaged loans in Argentina. BHSA's shares are listed on the BYMA.

The Group operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

Likewise, the Group manages a 5 office buildings portfolio and has majority stakes in three luxury hotels including the Libertador and Intercontinental hotels in the Autonomous City of Buenos Aires and the exclusive Llao Llao resort, in the city of San Carlos de Bariloche, in southern Argentina. Additionally, the Group participates in the development of residential properties for sale, as well as in other investments.

Economic context in which the Group operated

The Group operated in an economic context characterized by strong fluctuations in its main variables. The most relevant aspects are detailed below:

●
Economic Activity: At the end of 2023, the country experienced a 1.6% drop in its economic activity, according to INDEC data, a trend that continued during the first quarter of the 2024 calendar.
●
Inflation: Between April 1, 2023, and March 31, 2024, accumulated inflation reached 288% (measured by the CPI).
●
Exchange Rate: In that same period, according to the official exchange rate, the Argentine peso nominally depreciated against the US dollar, going from ARS 209.1 to ARS 855 per dollar at the end of the period. The MEP dollar behaved in the same way, going from ARS 397.34 to ARS 1,017.50.
●
Fiscal Surplus: During the first quarter of 2024, Argentina achieved a fiscal surplus, because of the strong adjustment applied by the government to order the accounts of the public sector and lower inflation.
●
Exchange Restrictions: The monetary authority maintained the exchange restrictions established in previous years throughout 2023 and the first quarter of 2024. Despite these restrictions, the company managed to meet all financial and contractual maturities.

On December 10, 2023 a new government took office in Argentina with the intention of carrying out a broad legal and regulatory reform.

IRSA Inversiones y Representaciones Sociedad Anónima

Among the first measures adopted by this government is a Decree of Necessity and Urgency (DNU) that modifies various laws. These reforms affect areas such as the labor market, the customs code, and the status of public companies. Although the DNU was rejected by the Senate of the Nation’s Congress, its provisions have been partially in force since December 29, 2023, due to judicial actions that suspended certain modifications.

The reforms proposed by the new government are in the process of legislative discussion, and it is not possible to predict at this time their evolution or the new measures that could be announced.

The normative and regulatory situation as of March 31, 2024, does not differ substantially from the one mentioned above, and the financial statements of the Group should be read considering these circumstances.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2023 prepared in accordance with IFRS Accounting Standards. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS Accounting Standards.

These financial statements for the interim periods of nine months ended March 31, 2024 and 2023 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered.

The table below presents the index for the period between the last fiscal year and as of March 31, 2024, and for the 12-month period ending on the same date, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	As of March 31, 2024 (nine months)	As of March 31, 2024 (twelve months)
Price variation	213%	288%

IRSA Inversiones y Representaciones Sociedad Anónima

As a consequence of the aforementioned, these financial statements as of March 31, 2024 were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2023 and March 31, 2023 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the nine-month period ended March 31, 2024 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2023, are detailed in Note 4 to the Annual Financial Statements.

1.
“Maple Building" sale

On July 24, 2023, IRSA signed the deed for the sale of all the functional and complementary units of the “Maple Building” located at 664 Suipacha Street in the Autonomous City of Buenos Aires. The price of the operation was USD 6.75 million, of which USD 3 million has been collected in cash, USD 750,000 through the delivery of 3 functional units in a building owned by the buyer at Avenida Córdoba 637 in the Autonomous City of Buenos Aires, with a bailment agreement for 30 months and the remaining balance of USD 3 million will be paid as follows:

- USD 2.5 million in 10 semiannual, equal and consecutive installments of USD 0.25 million, the first due 24 months from the signing of the deed, with an annual interest of 5%;

IRSA Inversiones y Representaciones Sociedad Anónima

- USD 0.5 million through the provision of services by the buyer, which were valued at the CCL exchange rate according to the conditions agreed in the contract.

2.
“261 Della Paolera” floor sale

On August 9, 2023, IRSA signed the deed for the sale of the 9th floor of the "261 Della Paolera" tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires with a total of 1,184 square meters, 10 parking spaces, and 2 complementary units of the same building. The transaction price was approximate USD (MEP) 6.3 million, which had already been paid in ARS.

On October 5, 2023, the transfer deed was signed for the sale of the 25th and 26th floors of the “261 Della Paolera” tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires for a total of 2,395 square meters, 18 units of garages and 6 complementary units of the same building. The transaction price was approximately USD (MEP) 14.9 million, all of which were paid in full in ARS.

After this transaction, IRSA keeps the property of 4 floors of the building with an approximate leasable area of 4,937 square meters, in addition to parking spaces and other complementary spaces.

3.
Sale of Quality Investment S.A.

On August 31, 2023, IRSA sold and transferred 100% of its participation in Quality Invest S.A. representing 50% of the share capital. The amount of the transaction amounted to USD 22.9 million, of which USD 21.5 million has been collected together with the transfer of the shares and the balance of USD 1.4 million will be collected after 3 years, accruing an interest of 7% per year.

4.
Vista al Muelle – Boating Trust transaction

On October 31, 2023, Vista al Muelle S.A. (VAM), a subsidiary of Liveck L.T.D., sold two of its plots in the department of Canelones (Uruguay) to the Boating Trust for USD 6 million. In the same transaction, the trust sold units in Tower II to VAM for USD 5 million, which VAM used to fully settle its debt with the Chamyan family. The operation resulted in a profit of USD 1 million.

5.
Ezpeleta land plot Barter Agreement

On December 7, 2023, the Company signed a barter agreement transferring the “Ezpeleta land plot” of 46 hectares, located in the district of Quilmes, Buenos Aires province.

The real estate project to be developed on the property consists of a gated community with 330 single-family lots and 6 macro lots for medium-density developments.

The transaction price was set at USD 16.4 million and will be paid to IRSA through the delivery of 125 single-family lots of the project and also 40% of the buildable square meters of the multifamily lots of said project.

Additionally, the Company received the sum of ARS 62.3 million in cash as part of the consideration.

The amounts are expressed in the currency of the transaction date.

6.
Sale of GCDI common-shares

During the months of November and December 2023, IRSA sold 1,583,560 common-shares of GCDI, equivalent to 0.17% of the capital share, for a total of ARS 25.5 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Additionally, during the first quarter of 2024, IRSA sold 5,033,873 common-shares of GCDI, equivalent to 0.55% of the capital share, for a total of ARS 165 million.

The amounts are expressed in the currency of the transaction date.

7.
Del Plata Building Trust

On November 10, 2023, the Company executed a Trust Administration Contract at cost for a project development and construction of a residential building, stores (gastronomic use), and complementary parking spaces, which is subject to fulfillment of certain suspensive conditions detailed below, and in which the Company will have the character of money trustor. Likewise, and as beneficiary of the trust, IRSA will receive approximately 5,128 salable square meters and 32 parking spaces. TMF Trust Company (Argentina) S.A., a company with a fiduciary purpose that is not a related party, will act as trustee.

The aforementioned trust contract involves the contribution of a building owned by Banco Hipotecario S.A. (“BHSA”), an entity in which the Company holds a significant interest. The building is located in the block embraced by the streets Carlos Pellegrini, Presidente Perón, Sarmiento and Pasaje Carabelas, in the City of Buenos Aires. The contribution was made on December 28, 2023.

Finally, it is informed that the trust underlying project has pre-approval for the Microcentro district reconversion regime issued by the Government of the City of Buenos Aires (Law 6508). Likewise, it has approval from the Central Bank of the Argentine Republic.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2023 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost).

6.
Segment information

Segment information was prepared and classified according to the business in which the Group operates, they were described in Note 6 to the Annual Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the nine-month periods ended March 31, 2024 and 2023:

	03.31.2024
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	177,236	(935)	37,264	-	213,565
Costs	(31,163)	112	(38,090)	-	(69,141)
Gross profit / (loss)	146,073	(823)	(826)	-	144,424
Net loss from fair value adjustment of investment properties	(385,910)	62	-	-	(385,848)
General and administrative expenses	(20,571)	112	-	126	(20,333)
Selling expenses	(11,961)	95	-	-	(11,866)
Other operating results, net	(2,451)	(15)	313	(126)	(2,279)
(Loss) / profit from operations	(274,820)	(569)	(513)	-	(275,902)
Share of profit / (loss) of associates and joint ventures	28,272	302	-	-	28,574
Segment (loss) / profit	(246,548)	(267)	(513)	-	(247,328)
Reportable assets	1,558,152	4,072	-	257,070	1,819,294
Reportable liabilities (i)	-	-	-	(887,137)	(887,137)
Net reportable assets	1,558,152	4,072	-	(630,067)	932,157

	03.31.2023
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	168,834	(977)	41,113	-	208,970
Costs	(30,184)	462	(41,861)	-	(71,583)
Gross profit / (loss)	138,650	(515)	(748)	-	137,387
Net loss from fair value adjustment of investment properties	(138,795)	3,392	-	-	(135,403)
General and administrative expenses	(29,117)	144	-	124	(28,849)
Selling expenses	(11,376)	60	-	-	(11,316)
Other operating results, net	(18,664)	(74)	382	(124)	(18,480)
Loss from operations	(59,302)	3,007	(366)	-	(56,661)
Share of profit of associates and joint ventures	7,466	(2,114)	-	-	5,352
Segment loss	(51,836)	893	(366)	-	(51,309)
Reportable assets	1,994,109	(12,350)	-	273,828	2,255,587
Reportable liabilities (i)	-	-	-	(1,029,296)	(1,029,296)
Net reportable assets	1,994,109	(12,350)	-	(755,468)	1,226,291

(1)
Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2)
Includes amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). Includes deferred income tax assets, income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 11 as of March 31, 2024.

(i)
The CODM focuses its review on reportable assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the segments from the Group for the nine-month periods ended March 31, 2024 and 2023:

	03.31.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	113,210	10,766	7,370	43,607	2,283	177,236
Costs	(6,497)	(580)	(4,158)	(18,130)	(1,798)	(31,163)
Gross profit	106,713	10,186	3,212	25,477	485	146,073
Net loss from fair value adjustment of investment properties	(13,282)	(113,238)	(259,353)	-	(37)	(385,910)
General and administrative expenses	(14,292)	(1,181)	(5,658)	(6,056)	6,616	(20,571)
Selling expenses	(5,837)	(288)	(2,542)	(2,866)	(428)	(11,961)
Other operating results, net	(1,279)	(103)	(1,506)	(834)	1,271	(2,451)
Profit / (loss) from operations	72,023	(104,624)	(265,847)	15,721	7,907	(274,820)
Share of profit of associates and joint ventures	-	-	-	-	28,272	28,272
Segment profit / (loss)	72,023	(104,624)	(265,847)	15,721	36,179	(246,548)

Investment properties and trading properties	572,683	227,432	558,146	-	2,263	1,360,524
Investment in associates and joint ventures	-	-	-	-	117,922	117,922
Other operating assets	2,057	289	45,696	27,265	4,399	79,706
Reportable assets	574,740	227,721	603,842	27,265	124,584	1,558,152

	03.31.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	108,886	11,279	10,666	35,874	2,129	168,834
Costs	(7,513)	(935)	(2,901)	(17,109)	(1,726)	(30,184)
Gross profit	101,373	10,344	7,765	18,765	403	138,650
Net loss from fair value adjustment of investment properties	(40,796)	(17,202)	(80,467)	-	(330)	(138,795)
General and administrative expenses	(14,297)	(1,617)	(5,283)	(5,434)	(2,486)	(29,117)
Selling expenses	(5,240)	(221)	(3,297)	(2,370)	(248)	(11,376)
Other operating results, net	(927)	(151)	(2,219)	(442)	(14,925)	(18,664)
Profit / (loss) from operations	40,113	(8,847)	(83,501)	10,519	(17,586)	(59,302)
Share of profit of associates and joint ventures	-	-	-	-	7,466	7,466
Segment profit / (loss)	40,113	(8,847)	(83,501)	10,519	(10,120)	(51,836)

Investment properties and trading properties	580,768	388,191	881,285	-	2,541	1,852,785
Investment in associates and joint ventures	-	-	-	-	85,238	85,238
Other operating assets	1,735	345	21,729	27,652	4,625	56,086
Reportable assets	582,503	388,536	903,014	27,652	92,404	1,994,109

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the nine-month period ended March 31, 2024 and for the year ended June 30, 2023 were as follows:

	03.31.2024	06.30.2023
Beginning of the period / year	116,166	108,937
Sale of interest in associates and joint ventures (i)	(22,022)	-
Capital contributions	-	171
Share of profit	28,574	8,216
Currency translation adjustment	(154)	(158)
Dividends (Note 25)	(373)	(1,000)
End of the period / year (ii)	122,191	116,166

(i)
As of March 31, 2024, corresponds to the sale of interest in Quality Invest S.A. and GCDI S.A. (former TGLT S.A.).
(ii)
As of March 31, 2024 and June 30, 2023 includes ARS (11) and ARS (3) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).

IRSA Inversiones y Representaciones Sociedad Anónima

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	03.31.2024	06.30.2023	03.31.2024	06.30.2023	03.31.2024	03.31.2023
Associates and joint ventures
New Lipstick	49.96%	49.96%	1,011	761	74	(23)
BHSA	29.91%	29.91%	98,118	74,947	23,171	5,667
Quality (1)	-	50.00%	-	21,896	-	(2,552)
La Rural SA	50.00%	50.00%	10,272	3,804	6,467	2,432
GCDI (2)	27.39%	27.82%	2,644	6,001	(3,230)	(582)
Other joint ventures	N/A	N/A	10,146	8,757	1,938	291
Total associates and joint ventures			122,191	116,166	28,420	5,233

Below is additional information about the Group’s investments in associates and joint ventures:

				Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss) / profit for the period	Shareholders’ equity
Associates and joint ventures
New Lipstick	USA	Real estate	23,631,037(*)	47(*)	(2)(*)	(46)
BHSA	Argentina	Financial	448,689,072(**)	1,500(**)	77,461(**)	320,860
La Rural SA	Argentina	Organization of events	715	1	13,077	20,000
GCDI (2)	Argentina	Real estate	250,713,162	915	(10,557)	9,653

(1)
Interest in Quality Invest S.A. was sold on August 31, 2023. See note 4 to these Financial Statements.
(2)
See note 8 to the Annual Financial Statements as of June 30, 2023. See note 4 to these Financial Statements.

(*)
Amounts in millions of US Dollars under US GAAP.
(**)
Information as of March 31, 2024 according to IFRS.

Puerto Retiro and La Rural (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements. See note 28 regarding the extension of the concession contract of La Rural S.A.

Arcos del Gourmet S.A. (“Arcos” or “AGSA”)

Regarding the information provided in Note 7 to the Annual Financial Statements as of June 30, 2023, the following should be noted:

“ARCOS DEL GOURMET SA AND ANOTHER V. EN-AABE KNOWLEDGE PROCESS” (CAF 030002/2015)

(i): This process was initiated on June 18, 2015, by AGSA to raise the nullity of the revocation of the contract for the readjustment of the use and exploitation concession, established by Resolution No. 170/2014 by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish). Evidence was produced, and arguments were presented.

On August 24, 2022, the Court rejected the lawsuit filed by Arcos del Gourmet SA, with costs. On August 26, 2022, Arcos del Gourmet S.A. appealed the final judgment issued in the case. On September 19, 2023, Chamber V of the Federal Administrative Litigation Court issued a judgment rejecting the appeal filed by Arcos del Gourmet SA.

The judgment of the Court was appealed to the Supreme Court of Justice of the Nation through an extraordinary federal appeal filed on October 17, 2023. The federal extraordinary appeal was denied by the Chamber on March 14, 2024. AGSA filed an appeal in fact within the terms of articles 282 and 285 CPCCN before the Supreme Court of Justice of the Nation. The legal advisors of the Company believe that this appeal has reasonable prospects of success, as there is federal subject matter to enable the intervention of the Supreme Court.

IRSA Inversiones y Representaciones Sociedad Anónima

(i.a.) INCIDENT NO. 1 - PLAINTIFF: ARCOS DEL GOURMET SA DEFENDANT: EN-AABE AND OTHERS REGARDING A PRECAUTIONARY MEASURE (CAF 030002/2015/1)

On March 1, 2019, a request was made for the issuance of a precautionary measure aimed at "ordering AABE to suspend any judicial or administrative eviction procedure, by which it intends to forcibly execute Resolution AABE No. 170/2014, until a final judgment is issued in the nullity lawsuit brought on its basis", particularly the case titled "Playas Ferroviarias de Buenos Aires SA v. Arcos del Gourmet SA regarding Eviction Law 17,901" (File No. CAF 47454/2018). On May 6, 2021, an extension of the precautionary measure was granted. Against this resolution, Playas Ferroviarias and AABE filed an appeal. On September 7, 2021, the Chamber ruled in favor of the appeals filed by AABE and Playas Ferroviarias. Against this resolution, AGSA filed an extraordinary federal appeal on September 21, 2021. On November 17, 2021, the Chamber issued a judgment denying the extraordinary appeal filed by AGSA with costs, arguing that the attempted appeal was not directed at a final judgment or equivalent resolution.

ARCOS DEL GOURMET SA V. ADMINISTRACION DE INFRAESTRUCTURAS FERROVIARIAS SOC DEL ESTADO (ADIF) CONSIGNMENT LAWSUIT (CCF 001461/2015)

On April 8, 2015, AGSA initiated this lawsuit since AGSA was not allowed to pay the March 2015 canon corresponding to the Readjustment Contract of Use and Exploitation that Arcos agreed with ADIF. To date, all the canons that have been accrued to date have been judicially deposited - and those amounts invested in fixed-term deposits. On November 17, 2017, ADIF answered the lawsuit. The trial opened for evidence on March 21, 2019, which was produced, and arguments were presented in December 2022. Subsequently, at the time of requesting the issuance of a judgment, the court - as a measure to better provide - ordered the issuance of various letters rogatory to courts where issues related to the concession contract are being litigated, which were responded. Since these issues are still unresolved, the issuance of the final judgment was deferred.

PLAYAS FERROVIARIAS DE BUENOS AIRES SA V. ARCOS DEL GOURMET SA EVICTION LAW 17.091 (CAF 047454/2018)

On June 14, 2018, Playas Ferroviarias de Buenos Aires S.A. initiated an eviction process against AGSA. On February 13, 2019, it was decided to accumulate the eviction process with the nullity action promoted by AGSA (referred to in the preceding 1.A). On May 11, 2022, the Court ruled to decree the immediate eviction of AGSA and/or occupants and/or intruders of the properties. At the same time, it ordered Playas Ferroviarias de Buenos Aires S.A. to make arrangements to ensure the continuity of the commercial activities of the sub-lessees and the employment sources they employ and, for at least 6 months, the values agreed upon with the current concessionaire must be maintained. The next day, AGSA appealed. Finally, on July 13, 2022, the Prosecutor published the opinion. As a result of the opinion, Chamber V ordered the transfer of the case to judgment. Chamber V issued its judgment on September 19, 2023, rejecting the appeal filed by AGSA and confirming the judgment of the lower court. Against this judgment, AGSA filed an extraordinary federal appeal. The federal extraordinary appeal was denied by the Chamber on March 14, 2024. AGSA lodged a factual appeal under the terms of articles 282 and 285 of the CPCCN to the Supreme Court of Justice of the Nation. The legal advisors of the Company believe that this appeal has reasonable prospects of success, as there is federal subject matter to enable the intervention of the Supreme Court.

IRSA Inversiones y Representaciones Sociedad Anónima

FEDERACION DE COMERCIO E INDUSTRIA DE LA CIUDAD DE BUENOS AIRES (FECOBA) and others V. GCBA and others on protective petition (CAYT 68795/2013-0)

Federación de Comercio e Industria de la Ciudad de Buenos Aires (Federation of Commerce and Industry of the City of Buenos Aires, or FECOBA in Spanish) argued that the project executed in DISTRICT ARCOS did not have the necessary environmental approvals and did not comply with zoning guidelines. It also requested a precautionary measure, which was admitted and caused the opening to the public to be delayed until December 18, 2014, which now operates normally. In the main process, after the filing of several procedural appeals, Chamber III of the Appeals Court issued a judgment on February 14, 2019, as follows: AGSA and GCBA were convicted, with AGSA being required to allocate at least 23,319.41 square meters for public use and utility with unrestricted access and special and preferential allocation to the generation of new park-like green spaces - located wholly or partially on the property subject to the lawsuit (Distrito Arcos) or adjacent lands. In case the company cannot allocate the entire land fraction to the City of Buenos Aires, then it must pay, after a valuation, the necessary amount of money so that the Administration proceeds to search for a property to fulfill the purpose established during the term of the concession contract. If none of the mentioned alternatives are carried out by AGSA, the demolition of the necessary works on the property to comply with the stipulated in the Urban Planning Code (art. 3.1.2) would be ordered. Subsequently, within the framework of the appeal for constitutional review denied filed by AGSA against the aforementioned judgment, the Superior Court of Justice ruled that the demolition of the works carried out on the property where the "Distrito Arcos" Shopping Center is currently located, as ordered by the Chamber, is not appropriate, confirming the rest of the sentence. Our legal advisors are analyzing the procedural steps to follow.

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2024 and for the year ended June 30, 2023 were as follows:

	03.31.2024		06.30.2023
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period / year	1,231,804	554,331	1,408,860	572,410
Additions	3,111	4,827	10,394	8,495
Capitalized leasing costs	6	58	44	160
Amortization of capitalized leasing costs (i)	(95)	(105)	(56)	(53)
Transfers	(23,122)	(6)	(62,830)	2,764
Disposals	(42,291)	-	-	-
Currency translation adjustment	69	-	(54)	-
Net loss from fair value adjustment (ii)	(382,447)	(3,401)	(124,554)	(29,445)
Fair value at the end of the period / year	787,035	555,704	1,231,804	554,331

(i)
Amortization charges of capitalized leasing costs were recognized in "Costs" in the Statement of Income and Other Comprehensive Income (Note 21).
(ii)
For the nine-month period ended March 31, 2024, the net loss from fair value adjustment of investment properties was ARS 385,848. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:
Level 2:
a)
The value of our office buildings and other rental properties measured in real terms decreased by 36.11% during the nine-month period ended as of March 31, 2024, due to the variation of the implicit exchange rate which was well below inflation. Likewise, there is an impact for the sales of the period.
Level 3:
b)
loss of ARS 26,001 as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
c)
positive impact of ARS 387,521 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
d)
a decrease of 2 basis points in the discount rate used for cash flows and a decrease of 24 basis points in the discount rate used for perpetuity, mainly due to a decrease in the country-risk rate component and risk-free rate of the WACC discount rate used to discount the cash flow, which led to an increase in the value of the shopping malls of ARS 17,260.

Additionally, due to the impact of the inflation adjustment, ARS 1,216,125 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

The following is the balance by type of investment property of the Group for the nine-month period ended March 31, 2024 and for the year ended June 30, 2023:

IRSA Inversiones y Representaciones Sociedad Anónima

	03.31.2024	06.30.2023
Shopping Malls (i)	572,679	581,468
Offices and other rental properties	251,648	415,065
Undeveloped parcels of land	516,531	787,725
Properties under development	393	244
Others	1,488	1,633
Total	1,342,739	1,786,135

(i) Includes parking spaces.

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	03.31.2024	03.31.2023
Revenues (Note 20)	164,145	163,613
Direct operating costs	(47,239)	(52,234)
Development costs	(850)	(590)
Net realized gain from fair value adjustment of investment properties (i)	26,378	37,883
Net unrealized loss from fair value adjustment of investment properties (ii)	(412,226)	(173,286)

(i)
As of March 31, 2024 corresponds (ARS 15,441) to the realized result from fair value adjustment for the period ((ARS 15,409) for the Ezpeleta land plot barter agreement, ARS 4,889 for the sale of floors in the “261 Della Paolera” building, (ARS 4,862) for the sale of Maple Building, (ARS 51) for the sale of parking spaces located at 1020 Madero Avenue and (ARS 8) for the sale of parking spaces in Libertador 498) and ARS 41,819 for realized result from fair value adjustment made in previous years (ARS 16,776 for the Ezpeleta land plot barter agreement, ARS 18,688 for the sale of floors in the “261 Della Paolera” building, ARS 6,031 for the sale of Maple Building, ARS 153 for the sale of parking spaces located at 1020 Madero Avenue and ARS 171 for the sale of parking spaces in Libertador 498). As of March 31, 2023, ARS 1,396 corresponds to the result for changes in the fair value realized for the period ((ARS 182) for the sale of parking spaces in Libertador 498 and ARS 1,578 for the sale of floors in the “261 Della Paolera” building) and ARS 36,487 for the result of changes in fair value made in previous years (ARS 454 for the sale of parking spaces in Libertador 498 and ARS 36,033 for the sale of floors in the “261 Della Paolera” building).
(ii)
Includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. This was generated in accordance with what is described in the section named "valuation techniques" in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2023.

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

On December 21, 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: "U73 - Public Park and Costa Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

The Company will have a construction capacity of approximately 866,806 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA agreed to give in 50.8 hectares for public use, which represents approximately 71% of the total area of the property to the development of public green spaces and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund (FODUS) and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, and the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which have already been paid.

In March 2023, Mensura was approved with a proposal for subdivision, fractioning, transfer of streets and public space and we are in the process of deeding the 3 plots and the public park sector that is transferred for consideration.

IRSA Inversiones y Representaciones Sociedad Anónima

Likewise, the Company will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

IRSA Inversiones y Representaciones Sociedad Anónima

“Costa Urbana” will change the landscape of Buenos Aires City, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

On the judicial front, it should be noted that there are two (2) related judicial processes:

(i)
On October 29, 2021, the Company was notified of the amparo lawsuit initiated by the Civil Association Observatory of Law in the City in relation to the property, in which it was stated that there were nullities that affected the approval process of the Agreement. Urban Planning (CU). The lawsuit was subsequently expanded, also challenging issues proposed in the CU. The Company proceeded to answer the claim on November 12, 2021, requesting its rejection, and on March 10, 2022, the court issued a ruling partially granting protection, which was appealed by the Company and the GCBA. On March 6, 2023, the Chamber of Administrative, Tax and Consumer Relations Litigation - Chamber IV decided to revoke the first instance ruling, and consequently reject the claim. Since this ruling was not appealed, the case has concluded favorably for the Company.

(ii)
On October 18, 2023, the Company was notified of the amparo lawsuit initiated by Messrs. Jonatan Baldiviezo and María Eva Koutsovitis in relation to the property, in which they intend to suspend the holding of the public hearing (which took place in August 2021), extend the registration period for the aforementioned hearing and declare the nullity of the public hearing, in the event that it had already been carried out, based on alleged violations of the right to informed participation in the same and access to environmental information. In this regard, the Company answered the complaint on November 1, 2023, requesting its rejection. This is based on the fact that the issue was already partially resolved by the trial referred to in point (i), and that all the relevant information for carrying out the approval process of the Urban Planning Agreement was fully provided. The environmental issues of the project must be addressed at the corresponding stage, as established by Law 123. On November 8, 2023, the Public Prosecutor's Office issued an opinion recommending that the action be rejected. On February 26, the Court dismissed the attempted amparo action. Since said sentence was not appealed, the case has concluded favorably for the Company.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2024 and for the year ended June 30, 2023 were as follows:

	Buildings and facilities	Machinery and equipment	Others (i)	03.31.2024	06.30.2023
Costs	71,222	29,109	6,614	106,945	125,059
Accumulated depreciation	(42,422)	(27,556)	(5,168)	(75,146)	(71,084)
Net book amount at the beginning of the period / year	28,800	1,553	1,446	31,799	53,975
Additions	1,767	423	262	2,452	2,485
Disposals	-	(5)	(4)	(9)	(10,604)
Currency translation adjustment	-	-	3	3	(8)
Transfers	-	8	-	8	(9,987)
Depreciation charges (ii)	(2,074)	(516)	(218)	(2,808)	(4,062)
Balances at the end of the period / year	28,493	1,463	1,489	31,445	31,799
Costs	72,989	29,535	6,875	109,399	106,945
Accumulated depreciation	(44,496)	(28,072)	(5,386)	(77,954)	(75,146)
Net book amount at the end of the period / year	28,493	1,463	1,489	31,445	31,799

(i)
includes furniture and fixtures and vehicles.
(ii)
As of March 31, 2024, depreciation charges of property, plant and equipment were recognized as follows: ARS 2,095 in "Costs", ARS 706 in "General and administrative expenses" and ARS 7 in "Selling expenses", respectively in the Statement of Income and Other Comprehensive Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

10.
Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2024 and for the year ended June 30, 2023 were as follows:

	Completed properties	Properties under development	Undeveloped sites	03.31.2024	06.30.2023
Beginning of the period / year	1,860	10,165	7,337	19,362	21,848
Additions	-	390	48	438	993
Currency translation adjustment	-	393	-	393	47
Transfers	-	-	-	-	(1,354)
Disposals	(60)	(2,352)	-	(2,412)	(2,172)
End of the period / year	1,800	8,596	7,385	17,781	19,362
Non-current				17,373	18,911
Current				408	451
Total				17,781	19,362

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2024 and for the year ended June 30, 2023 were as follows:

	Goodwill	Information systems and software	Future units to be received from barters and others	03.31.2024	06.30.2023
Costs	1,496	9,356	26,108	36,960	33,714
Accumulated amortization	-	(8,573)	(3,491)	(12,064)	(10,889)
Net book amount at the beginning of the period / year	1,496	783	22,617	24,896	22,825
Additions	3	301	6,816	7,120	4,434
Disposals	-	-	(200)	(200)	(561)
Transfers	-	-	23,120	23,120	(627)
Currency translation adjustment	4	-	-	4	-
Amortization charges (i)	-	(429)	(24)	(453)	(1,175)
Balances at the end of the period / year	1,503	655	52,329	54,487	24,896
Costs	1,503	9,657	55,844	67,004	36,960
Accumulated amortization	-	(9,002)	(3,515)	(12,517)	(12,064)
Net book amount at the end of the period / year	1,503	655	52,329	54,487	24,896

(i)
As of March 31, 2024, amortization charges were recognized in the amount of ARS 341 in "Costs", ARS 110 in "General and administrative expenses" and ARS 2 in "Selling expenses", in the Statement of Income and Other Comprehensive Income (Note 21).

12.
Right-of-use assets

The Group’s right-of-use assets as of March 31, 2024 and June 30, 2023 are the following:

	03.31.2024	06.30.2023
Offices, shopping malls and other rental properties	1,839	1,432
Convention center	7,410	7,765
Total Right-of-use assets	9,249	9,197
Non-current	9,249	9,197
Total	9,249	9,197

IRSA Inversiones y Representaciones Sociedad Anónima

The depreciation charge of the right-of use-assets is detailed below:

	03.31.2024	03.31.2023
Offices, shopping malls and other rental properties	284	41
Convention center	353	324
Total depreciation of right-of-use assets (i)	637	365

(i)
As of March 31, 2024, amortization charges were recognized as follows: ARS 378 in "Costs", ARS 61 in "General and administrative expenses" and ARS 198 in "Selling expenses", respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 21).

13.
Financial instruments by category

This note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 14 to the Annual Financial Statements. Financial assets and financial liabilities as of March 31, 2024 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 3
March 31, 2024
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	69,022	-	-	69,022	20,116	89,138
Investments in financial assets:
- Public companies’ securities	-	16,092	-	16,092	-	16,092
- Mutual funds	-	67,037	-	67,037	-	67,037
- Bonds	-	36,086	-	36,086	-	36,086
- Others	4,752	5,313	332	10,397	-	10,397
Derivative financial instruments:
- Foreign-currency future contracts	-	69	-	69	-	69
- Bond futures	-	15	-	15	-	15
Cash and cash equivalents:
- Cash at bank and on hand	13,394	-	-	13,394	-	13,394
- Short-term investments	-	7,587	-	7,587	-	7,587
Total assets	87,168	132,199	332	219,699	20,116	239,815

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 3
March 31, 2024
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	31,020	-	-	31,020	54,401	85,421
Borrowings (Note 17)	320,008	-	-	320,008	-	320,008
Total liabilities	351,028	-	-	351,028	54,401	405,429

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2023 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 30, 2023
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	75,681	-	75,681	23,043	98,724
Investments in financial assets:
- Public companies’ securities	-	15,812	15,812	-	15,812
- Mutual funds	-	63,147	63,147	-	63,147
- Bonds	-	28,875	28,875	-	28,875
- Others	1,965	4,055	6,020	-	6,020
Cash and cash equivalents:
- Cash at bank and on hand	16,463	-	16,463	-	16,463
- Short term investments	-	10,908	10,908	-	10,908
Total assets	94,109	122,797	216,906	23,043	239,949

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
June 30, 2023
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	61,624	-	61,624	63,382	125,006
Borrowings (Note 17)	338,235	-	338,235	-	338,235
Derivative financial instruments:
- Bond futures	-	19	19	-	19
Total liabilities	399,859	19	399,878	63,382	463,260

As of March 31, 2024, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 3 instruments, details of which may be obtained from the following table. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Purchase option - Warrant (Others)	Black & Scholes with dilution	Underlying asset price and volatility	Level 3	-

IRSA Inversiones y Representaciones Sociedad Anónima

14.
Trade and other receivables

Group’s trade and other receivables as of March 31, 2024 and June 30, 2023 are as follows:

	03.31.2024	06.30.2023
Sale, leases and services receivables	36,746	46,749
Less: Allowance for doubtful accounts	(2,746)	(3,741)
Total trade receivables	34,000	43,008
Borrowings, deposits and others	30,594	29,342
Advances to suppliers	7,111	7,298
Tax receivables	4,323	4,638
Prepaid expenses	2,151	1,908
Long-term incentive plan	1	3
Others	8,212	8,786
Total other receivables	52,392	51,975
Total trade and other receivables	86,392	94,983
Non-current	15,310	13,903
Current	71,082	81,080
Total	86,392	94,983

Movements on the Group’s allowance for doubtful accounts were as follows:

	03.31.2024	06.30.2023
Beginning of the period / year	3,741	5,766
Additions (i)	535	658
Recovery (i)	(171)	(379)
Exchange rate differences	2,388	1,163
Receivables written off during the period/year as uncollectible	4	-
Inflation adjustment	(3,751)	(3,467)
End of the period / year	2,746	3,741

(i)
Additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 21).

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2024 and 2023:

	Note	03.31.2024	03.31.2023
(Loss) / profit for the period		(111,728)	123,217
Adjustments for:
Income tax	19	(64,022)	(137,459)
Amortization and depreciation	21	4,098	4,591
Loss from disposal of property, plant and equipment	23	1	2,144
Net loss from fair value adjustment of investment properties	8	385,848	135,403
Loss from disposal of intangible assets		200	-
Loss from disposal of joint ventures	23	1,210	-
Realization of currency translation adjustment	23	-	(1,343)
Gain from disposal of trading properties		(3,417)	(7,641)
Financial results, net		(73,722)	(46,418)
Provisions and allowances		451	26,623
Share of profit of associates and joint ventures	7	(28,574)	(5,352)
Changes in operating assets and liabilities:
Decrease / (increase) in inventories		98	(334)
(Increase) / decrease in trading properties		(217)	400
Decrease in trade and other receivables		11,745	1,311
Decrease in trade and other payables		(37,432)	(10,581)
(Decrease) / increase in salaries and social security liabilities		(3,621)	446
Decrease in provisions		(330)	(140)
Net cash generated by operating activities before income tax paid		80,588	84,867

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents a detail of significant non-cash transactions occurred in the nine-month periods ended March 31, 2024 and 2023:

	03.31.2024	03.31.2023
Issuance of non-convertible notes	-	143,950
Increase in investment properties through an increase in trade and other payables	-	109
Currency translation adjustment	3,292	4,170
Decrease in investment properties through an increase in property, plant and equipment	8	58
Decrease in property, plant and equipment through an increase in investment properties	-	10,057
Decrease in property, plant and equipment through an increase in revaluation surplus	-	829
Decrease in investments in financial assets through a decrease in trade and other payables	-	1,152
Decrease in dividends receivables through an increase in investments in financial assets	-	31
Decrease in Shareholders’ Equity through a decrease in trade and other receivables	3,512	5,309
Decrease in investment properties through a decrease in investments in financial assets	-	244
Decrease in Shareholders’ Equity through a decrease in investments in financial assets	-	9,697
Increase in right-of-use assets through an increase in lease liabilities	690	1,404
Decrease in Shareholders’ Equity through an increase in trade and other payables	4,144	-
Decrease in trading properties through a decrease in borrowings	1,915	-
Increase in intangible assets through a decrease in trading properties	-	1,575
Barter transactions of investment properties	594	-
Decrease in investment properties through an increase in trade and other receivables	2,509	-
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	1,136	-
Increase in intangible assets through a decrease in investment properties	23,120	-
Increase in intangible assets through trade and other payables	6,658	-
Increase of investments in financial assets through an increase in borrowings	420	-
Increase in investments in associates and joint ventures through a decrease in trade and other receivables	-	93

16.
Trade and other payables

Group’s trade and other payables as of March 31, 2024 and June 30, 2023 were as follows:

	03.31.2024	06.30.2023
Customers´ advances (*)	24,795	28,481
Trade payables	6,210	8,855
Accrued invoices	6,303	7,683
Admission fees (*)	23,821	25,601
Other income to be accrued	413	454
Tenant deposits	431	442
Total trade payables	61,973	71,516
Taxes payable	5,372	8,846
Other payables	18,076	44,644
Total other payables	23,448	53,490
Total trade and other payables	85,421	125,006
Non-current	28,894	30,828
Current	56,527	94,178
Total	85,421	125,006

(*) Mainly, corresponds to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

IRSA Inversiones y Representaciones Sociedad Anónima

17.
Borrowings

The breakdown of the Group’s borrowings as of March 31, 2024 and June 30, 2023 was as follows:

	Book value		Fair value
	03.31.2024	06.30.2023	03.31.2024	06.30.2023
Non-convertible notes	308,343	302,694	310,657	304,819
Bank loans and others	2,631	8,069	2,631	8,069
Bank overdrafts	3,278	20,656	3,278	20,656
Other borrowings	4,010	5,390	4,010	5,390
Loans with non-controlling interests	1,746	1,426	1,746	1,426
Total borrowings	320,008	338,235	322,322	340,360
Non-current	178,169	210,961
Current	141,839	127,274
Total	320,008	338,235

Series XII Notes Redemption

On December 28, 2023, IRSA notified the holders of Series XII Notes of the early redemption of all of them for a principal amount of UVA 53,784,674, which were outstanding and in circulation with maturity on March 31, 2024, in accordance with the terms and conditions detailed in the Offering Memorandum dated March 26, 2021. The redemption and payment were carried out on January 5, 2024. The redemption price was 100% of the face value of the Series XII Notes, plus accrued and unpaid interest, as of the date set for redemption.

Series XVIII and XIX Notes

On February 28, 2024, IRSA issued Series XVIII and XIX Notes in the local market for a total amount of USD 52.6 million. Below are the main characteristics of the issuance:

●
Series XVIII: Denominated in dollars for USD 21.4 million at a fixed rate of 7.0%, with semi-annual payments. The principal will be paid at maturity on February 28, 2027. The price of issuance was 100.0% of the nominal value.

●
Series XIX: Denominated and payable in Argentina pesos for ARS 26,204 million at a variable interest rate BADLAR plus 0.99% spread, with quarterly payments. The principal will be paid at maturity on February 28, 2025. The price of issuance was 100.0% of the nominal value.

The funds will be used as defined in the issuance documents.

IRSA Inversiones y Representaciones Sociedad Anónima

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	03.31.2024	06.30.2023
Beginning of the period / year	21,189	3	21,192	2,663
Additions (i)	4,142	-	4,142	24,053
Share of loss of associates	-	8	8	(50)
Recovery (i)	(65)	-	(65)	(702)
Used during the period / year	(330)	-	(330)	(210)
Inflation adjustment	(2,524)	-	(2,524)	(4,562)
End of the period / year	22,412	11	22,423	21,192
Non-current			19,914	18,547
Current			2,509	2,645
Total			22,423	21,192

(i) Additions and recovery of legal claims are included in "Other operating results, net".
(ii) Corresponds to investments in Puerto Retiro, a joint venture with negative equity.
(iii) Includes the provision for the IDBD demand.

IDBD

As indicated in Note 1 to the Annual Consolidated Financial Statements as of June 30, 2023, the Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million, plus interest and costs.

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. Throughout the year 2023 and up to the present date, the legal process has continued as usual, and the Company has responded to all requests made to it.

On January 17, 2024, the Court dismissed the request for asset injunction and embargo on IRSA requested by IDBD. A hearing date has been set in the file dealing with the appeal of jurisdiction and the notification of the lawsuit. A hearing date has also been set in the main claim file, which is currently in the evidentiary stage.

The company is currently discussing the validity of the claim regarding its liability and, subsidiarily, rebutting the substantive arguments raised by IDBD. However, based on the analysis conducted by the Company's lawyers to date, a provision related to this claim has been recorded in accordance with applicable accounting standards. As of the issuance date of these condensed interim financial statements, the legal process is still ongoing.

IRSA Inversiones y Representaciones Sociedad Anónima

19.
Taxes

The details of the Group’s income tax, is as follows:
	03.31.2024	03.31.2023
Current income tax	(60,615)	61,834
Deferred income tax	124,637	75,625
Income tax	64,022	137,459

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2024 and 2023:

	03.31.2024	03.31.2023
Loss for the period at tax rate applicable in the respective countries	63,847	5,116
Permanent differences:
Share of loss / (profit) of associates and joint ventures	9,135	(791)
Provision of tax loss carry forwards	677	(14,208)
Inflation adjustment permanent difference	7,964	62,796
Difference between provision and tax return	(400)	15,507
Non-taxable profit, non-deductible expenses and others	3,639	61,522
Tax inflation adjustment	(20,840)	7,517
Income tax	64,022	137,459

The gross movement in the deferred income tax account is as follows:

	03.31.2024	06.30.2023
Beginning of period / year	(516,506)	(665,486)
Deferred income tax charge	124,637	148,980
End of period / year	(391,869)	(516,506)
Deferred income tax assets	3,225	2,695
Deferred income tax liabilities	(395,094)	(519,201)
Deferred income tax liabilities, net	(391,869)	(516,506)

20.
Revenues

	03.31.2024	03.31.2023
Base rent	61,778	58,456
Contingent rent	43,314	44,654
Admission rights	10,548	9,603
Parking fees	5,311	4,778
Commissions	1,832	2,551
Property management fees	1,080	1,069
Others	1,231	1,055
Averaging of scheduled rent escalation	1,787	338
Rentals and services income	126,881	122,504
Revenue from hotels operation and tourism services	43,590	35,867
Sale of trading properties	5,830	9,490
Total revenues from sales, rentals and services	176,301	167,861
Expenses and collective promotion fund	37,264	41,109
Total revenues from expenses and collective promotion funds	37,264	41,109
Total Group’s revenues	213,565	208,970

IRSA Inversiones y Representaciones Sociedad Anónima

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	03.31.2024	03.31.2023
Cost of sale of goods and services	5,940	-	-	5,940	4,628
Salaries, social security costs and other personnel expenses	24,110	13,248	1,743	39,101	38,515
Depreciation and amortization	3,014	877	207	4,098	4,591
Fees and payments for services	1,464	4,480	1,469	7,413	7,809
Maintenance, security, cleaning, repairs and others	19,576	2,627	34	22,237	21,320
Advertising and other selling expenses	8,656	45	1,532	10,233	12,919
Taxes, rates and contributions	3,878	1,430	6,425	11,733	11,548
Director´s fees (Note 25) (i)	-	(3,990)	-	(3,990)	6,358
Leases and service charges	724	240	23	987	1,365
Allowance for doubtful accounts, net	-	-	364	364	145
Other expenses	1,779	1,376	69	3,224	2,550
Total as of March 31, 2024	69,141	20,333	11,866	101,340	-
Total as of March 31, 2023	71,583	28,849	11,316	-	111,748

(i) On 5 October 2023, fees to the Board of Directors were approved at the General Ordinary and Extraordinary Shareholders' Meeting for ARS 9,050. The Board of Directors of the Company had proposed Director´s fees for ARS 13,500 and accordingly made provision for such amount in the Annual Consolidated Financial Statements as of June 30, 2023, issued on September 5, 2023, and submitted to the CNV. During the current period, with the final approval of said fee, the Company proceeded to recover the excess in the provision, with a balancing entry in the line that gave rise to it. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

22.
Costs

	03.31.2024	03.31.2023
Inventories at the beginning of the period	20,399	22,690
Purchases and expenses	69,484	72,570
Currency translation adjustment	393	(249)
Disposals	(2,412)	(1,455)
Inventories at the end of the period	(18,723)	(21,973)
Total costs	69,141	71,583

The following table presents the composition of the Group’s inventories as of March 31, 2024 and June 30, 2023:

	03.31.2024	06.30.2023
Real estate	17,781	19,362
Others	942	1,037
Total inventories at the end of the period (*)	18,723	20,399

(*) Inventories include trading properties and inventories.

23.
Other operating results, net

	03.31.2024	03.31.2023
Realization of currency translation adjustment (*)	-	1,343
Donations	(340)	(392)
Loss from disposal of associates and joint ventures	(1,210)	-
Lawsuits and other contingencies	(4,077)	(20,120)
Administration fees	200	255
Interest and allowances generated by operating credits	1,416	1,444
Loss from disposal of property, plant and equipment	(1)	(2,144)
Others	1,733	1,134
Total other operating results, net	(2,279)	(18,480)

(*) Corresponds to the liquidation of Condor, Real Estate Investment Group VII LP and Jiwin S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

24.
Financial results, net

	03.31.2024	03.31.2023
Finance income:
- Interest income	17,790	1,930
Total finance income	17,790	1,930
Finance costs:
- Interest expenses	(28,752)	(35,181)
- Other finance costs	(5,260)	(3,658)
Total finance costs	(34,012)	(38,839)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	81,180	11,402
- Exchange rate differences, net	(15,663)	19,366
- (Loss) / gain from repurchase of non-convertible notes	(145)	758
- (Loss) / gain from derivative financial instruments, net	(1,245)	167
- Other financial results	(2,692)	(173)
Total other financial results	61,435	31,520
- Inflation adjustment	26,365	42,456
Total financial results, net	71,578	37,067

25.
Related party transactions

The following is a summary of the balances with related parties as of March 31, 2024 and June 30, 2023:

Item	03.31.2024	06.30.2023
Trade and other receivables	21,738	24,469
Investments in financial assets	4,184	5,395
Borrowings	(1,234)	(965)
Trade and other payables	(15,460)	(41,419)
Total	9,228	(12,520)

IRSA Inversiones y Representaciones Sociedad Anónima

Related party	03.31.2024	06.30.2023	Description of transaction	Item
New Lipstick LLC	208	194	Reimbursement of expenses receivable	Trade and other receivable
Comparaencasa Ltd.	1,866	1,751	Other investments	Investments in financial assets
	185	-	Loans granted	Trade and other receivable
Galerias Pacifico	3,041	4,920	Others	Trade and other receivable
La Rural S.A.	1,299	2,494	Canon	Trade and other receivable
	(3)	(429)	Others	Trade and other payables
	8	6	Others	Trade and other receivable
Other associates and joint ventures	-	3	Reimbursement of expenses receivable	Trade and other receivable
	(493)	(269)	Loans obtained	Borrowings
	37	38	Leases and/or rights of use receivable	Trade and other receivable
	-	141	Irrevocable contributions pending subscription	Trade and other receivable
	4	85	Management Fee	Trade and other receivable
	(441)	(420)	Non-convertible notes	Borrowings
	(60)	(219)	Others	Trade and other payables
	17	56	Others	Trade and other receivable
	1	3	Share based payments	Trade and other payables
	10	-	Loans granted	Trade and other receivable
Total associates and joint ventures	5,679	8,354
Cresud	519	-	Reimbursement of expenses receivable	Trade and other receivable
	(1,385)	(2,457)	Corporate services receivable	Trade and other payables
	403	1,338	Non-convertible notes	Investments in financial assets
	(446)	(790)	Others	Trade and other payables
	(3)	(9)	Share based payments	Trade and other payables
Total parent company	(912)	(1,918)
Futuros y Opciones S.A.	-	3	Others	Trade and other receivable
Helmir S.A.	(300)	(276)	Non-convertible notes	Borrowings
Total subsidiaries of parent company	(300)	(273)
Directors	(4,775)	(37,095)	Fees for services received	Trade and other payables
Rundel Global LTD	1,915	2,306	Other investments	Investments in financial assets
Yad Levim LTD	16,373	14,850	Loans granted	Trade and other receivable
Sociedad Rural Argentina S.A.	-	1,593	Others	Trade and other receivable
	(8,674)	(296)	Others	Trade and other payables
Others (1)	(31)	(28)	Leases and/or rights of use receivable	Trade and other payables
	11	8	Others	Trade and other receivable
	(84)	(99)	Others	Trade and other payables
	26	78	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	4,761	(18,683)
Total at the end of the period / year	9,228	(12,520)

(1) Includes CAMSA, Estudio Zang, Bergel & Viñes, Fundación Puerta 18, Sociedad Rural Argentina, CAM Communication LP, Sutton and Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the nine-month periods ended March 31, 2024 and 2023:

Related party	03.31.2024	03.31.2023	Description of transaction
Condor	-	12	Financial operations
BHN Vida S.A	(37)	(4)	Leases and/or rights of use
BHN Seguros Generales S.A.	(12)	(4)	Leases and/or rights of use
Comparaencasa Ltd.	1,317	93	Financial operations
Otras asociadas y negocios conjuntos	28	175	Financial operations
	(3)	(140)	Leases and/or rights of use
	162	217	Corporate services
Total associates and joint ventures	1,455	349
Cresud	55	240	Leases and/or rights of use
	(6,381)	(6,702)	Corporate services
	(87)	4,247	Financial operations
Total parent company	(6,413)	(2,215)
Helmir	(241)	(39)	Financial operations
Total subsidiaries of parent company	(241)	(39)
Directors (1)	3,990	(6,357)	Fees and remunerations
Senior Management	(322)	(407)	Fees and remunerations
Rundel Globa LTD	2,675	-	Financial operations
Yad Leviim LTD	559	508	Financial operations
Sociedad Rural Argentina S.A.	432	117	Financial operations
Others (2)	39	27	Corporate services
	(75)	(31)	Leases and/or rights of use
	258	(253)	Financial operations
	(216)	(310)	Donations
	(696)	(182)	Fees and remuneration
	(327)	1,024	Legal services
Total others	6,317	(5,864)
Total at the end of the period	1,118	(7,769)

(1)
See Note 21 these Financial Statements.
(2)
Includes CAMSA, Fundación Puerta 18, Galerías Pacífico, Estudio Zang, Austral Gold, Bergel y Viñes, Fundación Museo de los Niños, Sociedad Rural Argentina, Sutton, Espacio Digital S.A. and Casposo Argentina Ltd.

The following is a summary of the transactions with related parties for the nine-month periods ended March 31, 2024 and 2023:

Related party	03.31.2024	03.31.2023	Description of the operation
GCDI S.A.	(126)	-	Sale of shares
Quality Invest S.A.	(21,896)	-	Sale of shares
Total sale of shares	(22,022)	-
Quality Invest S.A.	-	(171)	Capital contributions
Total capital contributions	-	(171)
Condor	-	325	Dividends received
Nuevo Puerto Santa Fe	373	675	Dividends received
Total dividends received	373	1,000

IRSA Inversiones y Representaciones Sociedad Anónima

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E - Provisions and allowances	Note 14 Trade and other receivables and Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Costs
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount	Peso exchange rate (2)	03.31.2024	06.30.2023
Assets
Trade and other receivables
US Dollar	26.50	855.00	22,661	20,546
Euros	0.08	924.17	74	72
Receivables with related parties:
US Dollar	19.60	858.00	16,813	16,338
Total trade and other receivables			39,548	36,956
Investments in financial assets
US Dollar	93.86	855.00	80,247	57,387
Pounds	0.62	1,079.18	665	743
New Israel Shekel	4.31	233.29	1,005	1,094
Investments with related parties:
US Dollar	4.88	858.00	4,184	4,719
Total investments in financial assets			86,101	63,943
Derivative financial instruments
US Dollar	0.02	855.00	15	-
Total Derivative financial instruments			15	-
Cash and cash equivalents
US Dollar	18.09	855.00	15,464	13,659
Uruguayan pesos	0.09	22.85	2	-
Pounds	-	1,079.18	2	-
Euros	0.01	924.17	5	6
New Israel Shekel	-	233.29	-	81
Total cash and cash equivalents			15,473	13,746
Total Assets			141,137	114,645

Liabilities
Trade and other payables
US Dollar	15.49	858.00	13,294	13,142
Uruguayan pesos	0.79	22.85	18	28
Payables to related parties:
US Dollar	10.03	858.00	8,609	38
Total Trade and other payables			21,921	13,208
Borrowings
US Dollar	332.75	858.00	285,502	271,948
Borrowings with related parties
US Dollar	1.41	858.00	1,212	912
Total Borrowings			286,714	272,860
Derivative financial instruments
US Dollar	-	858.00	-	19
Total derivative financial instruments			-	19
Lease liabilities
US Dollar	11.79	858.00	10,120	9,119
Total lease liabilities			10,120	9,119
Provisions
New Israel Shekel	82.20	233.29	19,176	17,347
Total Provisions			19,176	17,347
Total Liabilities			337,931	312,553

(1) Considering foreign currencies as those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Exchange rates as of March 31, 2024 according to Banco de la Nación Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

28.
Other relevant events of the period

Shares Buyback Program – New program

On June 15, 2023, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 5,000 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 8 per GDS and ARS 425 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

The Company reported that on September 5, 2023, the Company's Board of Directors resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 9 per GDS and up to a maximum value in pesos of ARS 720 per share, maintaining the remaining terms and conditions duly communicated.

On November 6, 2023, the Board of Directors resolved to extend the term of the shares repurchase program for an additional period of 180 days from the expiration of the term of the current share buyback program for the acquisition of own shares approved on June 15, 2023, which expired on December 13, 2023, with the remaining terms and conditions duly communicated.

On November 29, 2023, the Board of Directors resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 11.00 per GDS and up to a maximum value in pesos of ARS 1,320 per share, maintaining the remaining terms and conditions duly communicated.

On January 4, 2024, the Company reported that the Share Buyback Program approved by the Board of Directors on June 15, 2023, for up to the sum of ARS 5.000 million, with a validity period set at 180 days, extended for an additional period of 180 days from the initial expiration date on December 13, 2023, ended on December 20, 2023, as the amount duly approved for the acquisition of own shares had been fully utilized, with 99.95% of the program completed.

On January 4, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 6,500 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 10 per GDS and ARS 1,200 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange. On March 1, 2024, the Company announced the completion of the share buyback program, having acquired the equivalent of 6,503,318 common shares, which represent approximately 99.91% of the approved program and 0.88% of the outstanding shares.

On March 20, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 6,500 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 11 per GDS and ARS 1,250 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

IRSA Inversiones y Representaciones Sociedad Anónima

Since the beginning of the program approved on June 15, 2023, including the programs approved on January 4 and March 20, 2024, and until the closing date of these condensed consolidated interim financial statements, the Company acquired 14,802,192 common shares (nominal value ARS 10 per share) for a total of ARS 11,872 million. Additionally, 7.34% of the program approved on March 20, 2024, was completed. The amounts are expressed in the currency at the time of acquisition.

On April 22, 2024, the Company announced the completion of the share buyback program approved on March 20, 2024, having acquired the equivalent of 6,337,939 common shares, which represent approximately 99.54% of the approved program and 0.86% of the outstanding shares.

Change in the total amount of shares and its nominal value

On September 13, 2023, the Company announced that having obtained the authorizations from the CNV and the Buenos Aires Stock Exchange as resolved at the Shareholders' Meeting held on April 27, 2023, in relation to:

(i)
an increase in the capital stock in the amount of ARS 6,552.4 million, through the partial capitalization of the Issue Premium account, resulting in the issuance of 6,552,405,000 common shares, with a par value of ARS 1 (one peso) and with the right to one vote per share; and
(ii)
changing the nominal value of the ordinary shares from ARS 1 to ARS 10 each and entitled to one (1) vote per share.

Having obtained the authorizations from the Comisión Nacional de Valores (the Argentine National Securities Commission) and from the Buenos Aires Stock Exchange, the Company informs all shareholders who have such quality as of September 19, 2023, according to the registry maintained by Caja de Valores S.A., that from September 20, 2023, the shares distribution and the change in nominal value was made simultaneously and the entry of the change of 811,137,457 book-entry common shares, with a nominal value of ARS 1 each and one vote per share, for the amount of 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share, consequently, a reverse split of the Company’s shares shall be carried out, where every 1 (one) old share with nominal value of ARS 1 shall be exchanged for 0.907804514 new shares with nominal value ARS 10. The new shares distributed due to the described capitalization have economic rights under equal conditions with those that are currently in circulation.

Regarding the shareholders who, because of the entry in the Scriptural Registry, have fractions of common shares with a nominal value of ARS 10 and one vote per share, they were settled in cash in accordance with the listing regulations of Bolsas y Mercados Argentinos. Regarding the shareholders who, due to the exchange of shares did not reach at least one share with a nominal value of ARS 10, the necessary amount was assigned to them until the nominal value of ARS 10 is completed.

The Company share capital after the indicated operations will amount to ARS 7,364 million represented by 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share.

    Likewise, the Buenos Aires Stock Exchange has been requested to change the modality of the negotiation of the shares representing the share capital. Specifically, the negotiation price will be registered per share instead of being negotiated by Argentine peso (ARS) of nominal value, given that the change in nominal value, and the issuance of shares resulting from the capitalization, would produce a substantial downward effect on the share price.

This capitalization and change in the nominal value of the shares do not modify the economic values of the holdings or the percentage of participation in the share capital.

IRSA Inversiones y Representaciones Sociedad Anónima

Warrants – Modification on Ratio and Price -

On September 14, 2023, we reported that as a result of (i) an increase in the capital stock through the partial capitalization of the Issue Premium account; and (ii) an amendment to section seven of its bylaws, changing the nominal value of the ordinary shares from one peso (ARS 1) to ten pesos (ARS 10) each and entitled to one (1) vote per share, which was informed in September 13, 2023, where the outstanding shares will change from 811,137,457 common shares, with a nominal value of ARS 1 each and one vote per share, to the amount of 736,354,245 common shares with a nominal value of ARS 10 each and one vote per share, as it was approved by the shareholders meeting held on April 27, 2023. The terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows:

Amount of shares to be issued per warrant:

● Ratio previous to the adjustment: 1.1719 (Nominal Value ARS 1);

 ● Ratio after the adjustment (current): 1.0639 (Nominal Value ARS 10).

 Warrant exercise price per new share to be issued:

 ● Price previous to the adjustment: USD 0.3689 (Nominal Value ARS 1);

 ● Price after the adjustment (current): USD 0.4063 (Nominal Value ARS 10).

 The other terms and conditions of the warrants remain the same.

General Ordinary and Extraordinary Shareholders’ Meeting

On October 5, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting was held where it was resolved to allocate the results of the year as follows: (I) ARS 2,867.5 million to the integration of the Legal Reserve, (ARS 3,428.9 million in homogeneous currency of the date of the Shareholders' meeting) and, (II) the remainder for the sum of ARS 54,483.3 million (ARS 65,148.9 million in homogeneous currency of the date of the Shareholders' meeting), to the distribution of a dividend to Shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 64,000 million. Taking into consideration that the restated results were sufficient to cover the payment of the proposed dividends, it was approved to allocate the balance of the restated results for the year (ARS 1,148.9 million) to the integration of the Reserve for the distribution of future dividends. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Likewise, it was approved to distribute 13,928,410 own shares in the portfolio of nominal value ARS 1 to the Shareholders in proportion to their shareholdings. Due to the aforementioned change in nominal value, each share of nominal value ARS1 corresponds to 0.90780451408 shares of nominal value ARS10, therefore, said amount updated by the aforementioned liquidation corresponds to the amount of 12,644,273 shares of nominal value ARS 10.

On October 20, 2023, IRSA reported that it had made the payment of the dividend approved at the meeting held on October 5, 2023 in Argentina.

The cash dividend and treasury shares distribution among GDS holders have been delayed due to the exchange and securities restrictions in force in Argentina. On October 20, 2023, the Company deposited the amount corresponding to the cash dividend in the mutual fund called “Super Ahorro $” managed by Santander Asset Management Gerente de Fondos Comunes de Inversión S.A., to preserve the value of the dividend in Argentine pesos. On December 12, 2023, the Company transferred the funds to the Depositary Bank of New York, fulfilling its obligation to pay dividends and leaving in the hands of the Depositary the completion of the process with the distribution to the holders.

IRSA Inversiones y Representaciones Sociedad Anónima

On January 19, 2024, once the corresponding administrative processes had been completed, the Depositary paid the cash dividend, for a net amount per GDS of USD 0.955110, including the yield of the “Super Ahorro $” fund. Likewise, on January 29, 2024, the distribution of treasury shares was carried out among GDS holders.

The aforementioned corresponds to the payment of dividends to foreign holders, the dividends to local shareholders were canceled on October 12, 2023.

Change in Warrants terms and conditions

Because of the payment of cash dividends and the pro-rata distribution of treasury shares among its shareholders, made by the Company on October 12, 2023, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.0639. Post-dividend ratio: 1.2272 (nominal value ARS 10).
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.4063. Post-dividend price: USD 0.3522 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

Warrants exercise

During the nine-month period ended March 31, 2024, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 901,047 were received, from the conversion of 2,084,789 common share warrants.

Extension of the concession contract of La Rural S.A.

On December 11, 2023 in the Autonomous City of Buenos Aires (CABA), Ogden S.A., a company controlled by the Group, together with Sociedad Rural Argentina (“SRA”) and La Rural de Palermo S.A. entered into a Joint Venture and Shareholders Agreement through which the extension of the exploitation term of the Property located at 4431 Juncal Street, CABA (of which La Rural S.A. is the usufructuary) was extended until December 31, 2037 with the option of extension until December 31, 2041.

The aforementioned agreement is the extension of the Usufruct Contract for the “Predio Ferial de Palermo” (“CUP99/04”), signed in 1999 and modified in 2004, and the Joint Venture Agreement AJV/13 signed between the parties on September 25, 2013.

For the extension of the usufruct term under La Rural S.A., Ogden S.A. will pay the SRA the sum of twelve million US dollars (USD 12,000,000) for all purposes, which will be paid in five annual installments. The first of these was paid upon approval of the agreement by the Shareholders’ Meeting of the SRA.

The validity of the aforementioned agreement was subject to the approval of the Shareholders’ Meeting of the SRA, approval which took place on February 1, 2024.

Banco Hipotecario S.A. – Cash dividend payment

On March 27, 2024, the Ordinary and Extraordinary General Shareholders’ Meeting of Banco Hipotecario S.A. approved the payment of a dividend of ARS 26,500 million, which will be paid in proportion of each shareholder’s stake and will be calculated in constant currency as of the date of the Shareholders’ Meeting and payment.

On May 3, 2024, the BCRA (Central Bank of the Argentine Republic, as per its Spanish acronym) approved the distribution of said dividend, with the first installment expected to be paid in May 2024.

IRSA Inversiones y Representaciones Sociedad Anónima

29.
Subsequent events

Cash dividend payment

On May 2, 2024, through a Board Meeting in accordance with the delegation resolved by the Ordinary and Extraordinary General Shareholders’ Meeting of IRSA on October 28, 2022, regarding the utilization and allocation of the special reserve, it was approved to make available to its shareholders, starting from May 9, 2024, a cash dividend for the amount of ARS 55,000 million.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9th floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”), which comprise the unaudited condensed interim consolidated statement of financial position as of March 31, 2024, the unaudited condensed interim consolidated statements of income and other comprehensive income for the nine month period and three month period ended March 31, 2024, of changes in shareholders’ equity and of cash flows for the nine month period then ended, and selected explanatory notes.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with IFRS accounting standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of March 2024;

c)
we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

d)
as of March 31, 2024 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 534,879,779, which was not due at that date.

Autonomous City of Buenos Aires, May 7, 2024.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
Carlos Brondo Public Accountant	Noemí I. Cohn Public Accountant

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Economic context in which the Company operates

The Company operated in an economic context characterized by strong fluctuations in its main variables. The most relevant aspects are detailed below:

●
Economic Activity: At the end of 2023, the country experienced a 1.6% drop in its economic activity, according to INDEC data, a trend that continued during the first quarter of the 2024 calendar.

●
Inflation: Between April 1, 2023, and March 31, 2024, accumulated inflation reached 288% (measured by the CPI).

●
Exchange Rate: In that same period, according to the official exchange rate, the Argentine peso nominally depreciated against the US dollar, going from ARS 209.1 to ARS 855 per dollar at the end of the period. The MEP dollar behaved in the same way, going from ARS 397.34 to ARS 1,017.50.

●
Fiscal Surplus: During the first quarter of 2024, Argentina achieved a fiscal surplus, because of the strong adjustment applied by the government to order the accounts of the public sector and lower inflation.

●
Exchange Restrictions: The monetary authority maintained the exchange restrictions established in previous years throughout 2023 and the first quarter of 2024. Despite these restrictions, the company managed to meet all financial and contractual maturities.

On December 10, 2023, a new government took office in Argentina with the intention of carrying out a broad legal and regulatory reform.

Among the first measures adopted by this government is a Decree of Necessity and Urgency (DNU) that modifies various laws. These reforms affect areas such as the labor market, the customs code, and the status of public companies. Although the DNU was rejected by the Senate of the Nation’s Congress, its provisions have been partially in force since December 29, 2023, due to judicial actions that suspended certain modifications.

The reforms proposed by the new government are in the process of legislative discussion, and it is not possible to predict at this time their evolution or the new measures that could be announced.

The normative and regulatory situation as of March 31, 2024, does not differ substantially from the one mentioned above, and the financial statements of the Company should be read considering these circumstances.

Consolidated Results

(in millions of ARS)	IIIQ 24	IIIQ 23	YoY Var	9M 24	9M 23	YoY Var
Revenues	59,734	63,120	(5.4)%	213,565	208,970	2.2%
Result from fair value adjustment of investment properties	(594,816)	4,025	(14,878.0)%	(385,848)	(135,403)	185.0%
Result from operations	(568,956)	25,597	(2,322.7)%	(275,902)	(56,661)	386.9%
Depreciation and amortization	1,367	1,313	4.1%	4,098	4,591	(10.7)%
EBITDA (1)	(567,589)	26,910	(2,209.2)%	(271,804)	(52,070)	422.0%
Adjusted EBITDA (1)	27,329	55,569	(50.8)%	128,826	121,216	6.3%
Result for the period	(333,995)	50,326	(763.7)%	(111,728)	123,217	(190.7)%
Attributable to equity holders of the parent	(319,500)	48,089	(764.4)%	(104,926)	119,339	(187.9)%
Attributable to non-controlling interest	(14,495)	2,237	(748.0)%	(6,802)	3,878	(275.4)%
(1)
See Point XVI: EBITDA Reconciliation

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2024

Group revenues increased by 2.2% during the nine-month period of 2024 compared to the same period in 2023, mainly due to the favorable evolution of Shopping Centers and Hotels segments partially offset by a decrease in Sales and Developments and lower income from Office segment due to floors sales.

Adjusted EBITDA from the rental segments reached ARS 112,911 million, 9.1% higher than the nine-month period of the previous year, ARS 86,475 million coming from the Shopping Centers segment, ARS 8,776 million from the office segment and ARS 17,660 million from Hotels’ segment. Total adjusted EBITDA reached ARS 128,826 million, increasing 6.3% compared to the same period of the previous year. In the third quarter, adjusted EBITDA fell 50.8%, mainly due to the drop in tenant sales and shopping malls revenues due to the acceleration of inflation and its impact on consumption.

The net result for the nine-month period registered a loss of ARS 111,728, 204.9% compared to a gain of ARS 123,217 in the same period of fiscal year 2023. This is mainly explained by the loss recorded from changes in the fair value of investment properties due to the impact of an inflation much higher than the devaluation on those properties valued in USD at an MEP exchange rate.

II. Shopping Malls

Our portfolio’s leasable area totaled 335,866 sqm of GLA. Real tenants’ sales of our shopping centers reached ARS 1,478,539 million in the nine-month period of fiscal year 2024, 0.9% higher than in the same period of the previous fiscal year.

Portfolio occupancy reached 97.9% during the third quarter of fiscal year 2024, keeping the trend observed during recent quarters.

Shopping Malls’ Operating Indicators

	IIIQ 24	IIQ 24	IQ 24	IVQ 23	IIIQ 23
Gross leasable area (sqm)	335,866	334,845	334,737	335,826	335,893
Tenants’ sales (3 months cumulative in current currency)	349,560	607,960	521,019	530,241	429,050
Occupancy	97.9%	98.0%	98.0%	97.4%	96.8%

Shopping Malls’ Financial Indicators

(in millions of ARS)	IIIQ 24	IIIQ 23	YoY Var	9M 24	9M 23	YoY Var
Revenues from sales, leases, and services	27,983	34,317	(18.5)%	113,210	108,886	4.0%
Net result from fair value adjustment on investment properties	(243,770)	(12,953)	1,782.0%	(13,282)	(40,796)	(67.4)%
Result from operations	(224,892)	10,295	(2,284.5)%	72,023	40,113	79.6%
Depreciation and amortization	401	404	(0.7)%	1,170	1,381	(15.3)%
EBITDA (1)	(224,491)	10,699	(2,198.2)%	73,193	41,494	76.4%
Adjusted EBITDA (1)	19,279	23,652	(18.5)%	86,475	82,290	5.1%
(1)
See Point XVI: EBITDA Reconciliation

Income from this segment during the nine-month period of fiscal year 2024 reached ARS 113,210 million, 4.0% higher compared with the same period of previous fiscal year. Adjusted EBITDA reached ARS 86,475 million, 5.1% higher than in the same period of fiscal year 2023.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2024

Operating data of our shopping malls

	Date of acquisition	Location	Gross Leasable Area (sqm)(1)	Stores	Occupancy (2)	IRSA Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	20,732	140	99.4%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	37,167	152	99.7%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	39,696	119	93.8%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,859	107	99.9%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	90	92.4%	100%
Dot Baires Shopping	May-09	City of Buenos Aires	47,428	162	99.5%	80%
Soleil	Jul-10	Province of Buenos Aires	15,673	74	100.0%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,507	63	100.0%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,427	83	100.0%	100%
Alto Rosario Shopping	Nov-04	Santa Fe	34,859	132	93.6%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	41,511	119	98.6%	100%
Córdoba Shopping	Dec-06	Córdoba	15,368	98	99.0%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,541	65	97.9%	50%
Alto Comahue	Mar-15	Neuquén	11,702	86	99.2%	99.95%
Patio Olmos(5)	Sep-07	Córdoba	-	-	-
Total			335,866	1,490	97.9%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto).
(5) IRSA owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

Quarterly and cumulative tenants’ sales as of March 31, 2024, compared to the same period of fiscal years 2023, 2022, 2021, and 2020

(ARS million)	IIIQ 24	IIIQ 23	YoY Var
Alto Palermo	42,679	54,512	(21.7)%
Abasto Shopping	46,784	63,598	(26.4)%
Alto Avellaneda	35,693	42,131	(15.3)%
Alcorta Shopping	24,589	31,811	(22.7)%
Patio Bullrich	14,357	17,743	(19.1)%
Dot Baires Shopping	31,087	35,348	(12.1)%
Soleil	23,213	22,236	4.4%
Distrito Arcos	25,896	29,384	(11.9)%
Alto Noa Shopping	15,871	18,312	(13.3)%
Alto Rosario Shopping	35,158	47,663	(26.2)%
Mendoza Plaza Shopping	24,527	29,168	(15.9)%
Córdoba Shopping	11,260	15,058	(25.2)%
La Ribera Shopping(1)	5,621	7,739	(27.4)%
Alto Comahue	12,825	14,347	(10.6)%
Total sales	349,560	429,050	(18.5)%
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2024

(ARS million)	9M 24	9M 23	YoY Var	9M 22	9M 21	9M 20
Alto Palermo	196,333	192,134	2.2%	154,150	64,883	141,742
Abasto Shopping	202,461	212,210	(4.6)%	154,910	58,962	143,600
Alto Avellaneda	149,351	144,299	3.5%	110,073	48,880	127,179
Alcorta Shopping	114,204	112,807	1.2%	108,802	51,120	84,500
Patio Bullrich	63,217	62,747	0.8%	56,129	32,946	56,303
Dot Baires Shopping	124,295	116,591	6.6%	99,087	45,759	112,996
Soleil	86,850	77,108	12.6%	72,156	36,866	58,701
Distrito Arcos	117,450	108,251	8.5%	90,520	50,155	66,058
Alto Noa Shopping	60,201	60,454	(0.4)%	56,889	42,759	49,516
Alto Rosario Shopping	152,750	167,682	(8.9)%	147,056	96,057	116,209
Mendoza Plaza Shopping	89,387	89,146	0.3%	84,223	80,087	86,527
Córdoba Shopping	49,711	51,675	(3.8)%	47,660	31,248	35,636
La Ribera Shopping(1)	23,841	26,169	(8.9)%	22,046	11,631	24,072
Alto Comahue	48,488	44,046	10.1%	34,804	15,395	34,999
Total sales	1,478,539	1,465,319	0.9%	1,238,505	666,748	1,138,038
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Quarterly and cumulative tenants’ sales per type of business as of March 31, 2024, compared to the same period of fiscal years 2023, 2022, 2021 and 2020(1)

(ARS million)	IIIQ 24	IIIQ 23	YoY Var
Department Store	-	-	-
Clothes and footwear	187,608	231,691	(19.0)%
Entertainment	9,593	13,042	(26.4)%
Home and decoration	9,247	11,941	(22.6)%
Restaurants	47,929	56,320	(14.9)%
Miscellaneous	50,461	49,878	1.2%
Services	9,643	8,287	16.3%
Home Appliances	35,079	57,891	(39.4)%
Total	349,560	429,050	(18.5)%

(in millions of ARS)	9M 24	9M 23	YoY Var	9M 22	9M 21	9M 20
Department Store	-	-	-	-	35,738	60,336
Clothes and footwear	853,189	848,921	0.5%	738,850	366,641	627,286
Entertainment	38,034	40,527	(6.2)%	27,760	4,135	35,730
Home and decoration	35,885	35,132	2.1%	33,966	19,229	23,336
Restaurants	170,728	163,400	4.5%	115,470	49,220	127,834
Miscellaneous	194,975	175,685	11.0%	191,206	104,873	158,266
Services	33,678	25,485	32.1%	19,954	8,151	13,276
Home Appliances	152,050	176,169	(13.7)%	111,299	78,761	91,974
Total	1,478,539	1,465,319	0.9%	1,238,505	666,748	1,138,038
(1)
Includes sales from stands and excludes spaces used for special exhibitions.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2024

Revenues from quarterly and cumulative leases as of March 31, 2024, compared to the same period of fiscal year 2023, 2022, 2021 & 2020

(ARS million)	IIIQ 24	IIIQ 23	YoY Var
Base rent	13,541	15,685	(13.7)%
Percentage rent	7,314	11,097	(34.1)%
Total rent	20,855	26,782	(22.1)%
Non-traditional advertising	993	586	69.5%
Revenues from admission rights	3,564	3,797	(6.1)%
Fees	340	330	3.0%
Parking	1,329	1,664	(20.1)%
Commissions	692	1,039	(33.4)%
Other	210	119	76.5%
Subtotal	27,983	34,317	(18.5)%
Expenses and Collective Promotion Fund	35.323	11,725	201.3%
Total	63,306	46,042	37.5%

(ARS million)	9M 24	9M 23	YoY Var	9M 22	9M 21	9M 20
Base rent(1)	46,488	43,585	6.7%	28,058	22,543	45,183
Percentage rent	43,545	44,966	(3.2)%	40,846	12,094	24,653
Total rent	90,033	88,551	1.7%	68,904	34,637	69,836
Non-traditional advertising	3,588	2,265	58.4%	1,749	822	2,455
Revenues from admission rights	10,619	9,650	10.0%	6,819	6,536	12,043
Fees	1,002	970	3.3%	1,074	1,140	1,330
Parking	5,304	4,732	12.1%	2,773	244	4,891
Commissions	1,814	2,494	(27.3)%	1,877	1,315	2,486
Other	850	224	279.5%	260	1,361	667
Subtotal(2)	113,210	108,886	4.0%	83,456	46,055	93,708
Expenses and Collective Promotion Fund	35,920	39,384	(8.8)%	28,927	22,589	40,501
Total	149,130	148,270	0.6%	112,383	68,644	134,209
(1)
Includes Revenues from stands for ARS 5,890.2 million cumulative as of March 2024.
(2)
Includes ARS 92.7 million from Patio Olmos and ARS 611.9 million from sponsorship income from “Buenos Aire Fashion Week” Production.

III. Offices

According to Colliers, the quarter closes with a stable vacancy standing at 16.9%, in the Buenos Aires City premium market (A+ & A). Prices also remain stable at average levels of USD 22.6 per sqm.

Offices’ Operating Indicators

	IIIQ 24	IIQ 24	IQ 24	IVQ 23	IIIQ 23
Gross Leasable area	59,348	59,348	61,742	74,392	74,392
Total Occupancy	86.6%	84.8%	83.0%	68.7%	68.4%
Class A+ & A Occupancy	92.8%	92.8%	88.5%	86.9%	86.9%
Class B Occupancy	46.7%	33.8%	46.4%	17.2%	16.1%
Rent USD/sqm	24.6	24.9	25.2	25.5	25.6

The gross leasable area of the third quarter of fiscal year 2024 was 59,348 sqm. The average occupancy of the A+ & A portfolio remains at levels of 92.8% and the average rent of the portfolio reached USD 24.6/m2.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2024

Offices’ Financial Indicators

(in ARS million)	IIIQ 24	IIIQ 23	YoY Var	9M 24	9M 23	YoY Var
Revenues from sales, leases and services	5,441	3,559	52.9%	10,766	11,279	(4.5)%
Net result from fair value adjustment on investment properties, PP&E e inventories	(113,945)	20,259	(662.4)%	(113,238)	(17,202)	558.3%
Profit from operations	(109,155)	22,736	(580.1)%	(104,624)	(8,847)	1,082.6%
Depreciation and amortization	39	58	(32.8)%	162	450	(64.0)%
EBITDA(1)	(109,116)	22,794	(578.7)%	(104,462)	(8,397)	1,144.0%
Adjusted EBITDA (1)	4,829	2,535	90.5%	8,776	8,805	(0.3)%
(1) See Point XVI: EBITDA Reconciliation

During the nine-month period of fiscal year 2024, revenues from the offices segment decreased by 4.5% and Adjusted EBITDA decreased 0.3% compared to the previous fiscal year. Adjusted EBITDA margin was 81.5%.

Below is information on our office segment:

Offices & Others	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	Actual Interest	9M 24 - Rental revenues (ARS million) (4)
AAA & A Offices
Boston Tower(6)	Dec-14				9
Intercontinental Plaza (3)	Dec-14	2,979	100.0%	100%	459
Dot Building	Nov-06	11,242	79.4%	80%	1,483
Zetta	May-19	32,173	95.7%	80%	6,532
261 Della Paolera – Catalinas(5)	Dec-20	4,937	100%	100%	1,987
Total AAA & A Offices		51,331	92.8%		10,470

B Offices
Philips	Jun-17	8,017	46,7%	100%	296
Total B Buildings		8,017	46,7%	100%	296
Subtotal Offices		59,348	86,6%		10,766
(1) Corresponds to the total gross leasable area of each property as of March 31, 2024. Excludes common areas and parking lots.
(2) Calculated by dividing occupied square meters by gross leasable area as of March 31, 2024.
(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4) Corresponds to the accumulated income of the period.
(5) We own 13.8% of the building that has 35,872 square meters of gross leasable area.
(6) The company keeps the ownership of a rental retail space in the building.

IV. Hotels

The company's hotels continue to register good levels of income and occupancy thanks to the increase in international tourism, exchange rate competitiveness in Argentina and the recovery of the conventions and corporate events segment.

(in ARS million)	IIIQ 24	IIIQ 23	YoY Var	9M 24	9M 23	YoY Var
Revenues	14,994	12,403	20.9%	43,607	35,874	21.6%
Profit from operations	6,111	3,601	69.7%	15,721	10,519	49.5%
Depreciation and amortization	661	654	1.1%	1,939	1,877	3.3%
EBITDA	6,772	4,255	59.2%	17,660	12,396	42.5%

During the nine-month period of fiscal year 2024, Hotels segment recorded an increase in revenues of 21.6% compared with the same period of fiscal year 2023 while the segment’s EBITDA reached ARS 17,660 million, a 42.5% increase when compared to the same period of fiscal year 2023.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2024

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(4)
Intercontinental (1)	11/01/1997	76,34%	313	73.4%
Sheraton Libertador (2)	03/01/1998	100,00%	200	54.4%
Llao Llao (3)	06/01/1997	50,00%	205	75.7%
Total	-	-	718	68.7%
(1) Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(2) Through Hoteles Argentinos S.A.U.
(3) Through Llao Llao Resorts S.A.
(4) Three months cumulated average.

Hotels’ operating and financial indicators.

	IIIQ 24	IIQ 24	IQ 24	IVQ 23	IIIQ 23
Average Occupancy	68.7%	71.6%	66.4%	64.5%	68.6%
Average Rate per Room (USD/night)	257	240	267	201	231

V. Sales and Developments

(in ARS million)	IIIQ 24	IIIQ 23	YoY Var	9M 24	9M 23	YoY Var
Revenues	506	411	23.1%	7,370	10,666	(30.9)%
Net result from fair value adjustment on investment properties	(238,294)	(3,306)	7,107.9%	(259,353)	(80,467)	222.3%
Result from operations	(239,932)	(10,168)	2,259.7%	(265,847)	(83,501)	218.4%
Depreciation and amortization	31	2	1,450.0%	113	229	(50.7)%
Realized Net result from fair value adjustment on investment properties	102	32,684	(99.7)%	26,378	37,883	(30.4)%
EBITDA (1)	(239,901)	(10,166)	2,259.8%	(265,734)	(83,272)	219.1%
Adjusted EBITDA (1)	(1,505)	25,824	(105.8)%	19,997	35,078	(43.0)%
(1)
See Point XVI: EBITDA Reconciliation

Adjusted EBITDA of “Sales and Developments” segment reached ARS 19,997 million during the nine-month period of fiscal year 2024, 43.0% lower than the registered during the same period of the previous fiscal year due to lower sales of investment properties. During this year it was sold the Maple Building, 3 floors of 261 Della Paolera, and the Ezpeleta land plot was bartered, while in 2023, 7 floors of 261 Della Paolera had been sold.

VI. Others

(in millions of ARS)	IIIQ 24	IIIQ 23	YoY Var	9M 24	9M 23	YoY Var
Revenues	488	500	(2.4)%	2,283	2,129	7.2%
Net result from fair value adjustment on investment properties	(598)	(99)	504.0%	(37)	(330)	(88.8)%
Result from operations	(2,553)	(811)	214.8%	7,907	(17,586)	-
Depreciation and amortization	251	233	7.7%	766	711	7.7%
Recovery of provision				11,596	-	-
EBITDA	(2,302)	(578)	298.3%	8,673	(16,875)	-
Adjusted EBITDA	(1,704)	(479)	255.7%	(2,886)	(16,545)	(82.6)%

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2024

VII. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of March 31, 2024. During the nine-month period of fiscal year 2024, the investment in Banco Hipotecario generated an ARS 23,171 million gain compared to an ARS 5,667 million loss during the same period of 2023. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

VIII. EBITDA by Segment (ARS million)

9M 24	Shopping Malls	Offices	Sales and Developments	Hotels	Others	Total
Result from operations	72,023	(104,624)	(265,847)	15,721	7,907	(274,820)
Depreciation and amortization	1,170	162	113	1,939	766	4,150
EBITDA	73,193	(104,462)	(265,734)	17,660	8,673	(270,670)

9M 23	Shopping Malls	Offices	Sales and Developments	Hotels	Others	Total
Result from operations	40,113	(8,847)	(83,501)	10,519	(17,586)	(59,302)
Depreciation and amortization	1,381	450	229	1,877	711	4,648
EBITDA	41,494	(8,397)	(83,272)	12,396	(16,875)	(54,654)
EBITDA Var	76.4%	1,144.0%	219.1%	42.5%	-	395.2%

IX. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	177,236	(935)	37,264	-	213,565
Costs	(31,163)	112	(38,090)	-	(69,141)
Gross result	146,073	(823)	(826)	-	144,424
Result from sales of investment properties	(385,910)	62	-	-	(385,848)
General and administrative expenses	(20,571)	112	-	126	(20,333)
Selling expenses	(11,961)	95	-	-	(11,866)
Other operating results, net	(2,451)	(15)	313	(126)	(2,279)
Result from operations	(274,820)	(569)	(513)	-	(275,902)
Share of loss of associates and joint ventures	28,272	302	-	-	28,574
Result before financial results and income tax	(246,548)	(267)	(513)	-	(247,328)
* It represents the proportional equity value of those joint ventures that were proportionally consolidated for the purposes of segment information.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2024

X. Financial Debt and Other Indebtedness

The following table describes our total indebtedness as of March 31, 2024:

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	6.1	Variable	< 360 days
Series XI (3)	USD	10.5	5.0%	Mar-24
Series XIII	USD	14.8	3.9%	Aug-24
Series XIX	ARS	30.5	Variable	Feb-25
Series XV	USD	61.7	8.0%	Mar-25
Series XVI	USD	28.3	7.0%	Jul-25
Series XVII	USD	25.0	5.0%	Dec-25
Series XVIII	USD	21.4	7.0%	Feb-27
Series XIV	USD	158.9	8.75%	Jun-28
IRSA’s Total Debt	USD	357.2
Cash & Cash Equivalents + Investments (2)	USD	155.4
IRSA’s Net Debt	USD	201.8
(1)  Principal amount in USD (million) at an exchange rate of ARS 858.00/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)  Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.
(3) Cancelled on April 3, 2024.

XI. Material and Subsequent Events of the quarter

January 2024: Shares Buyback Program Completion

On January 5, 2024, the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Argentine National Securities Commission

●
Maximum amount of the investment: Up to ARS 6,500 million

●
Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, in accordance with the provisions of the applicable regulations.

●
Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.

●
Payable Price: Up to ARS 1,200 per Share and up to USD 10.00 per ADS.

●
Period in which the acquisitions will take place: up to 180 days after the publication of the minutes, subject to any renewal or extension of the term, which will be informed to the investing public.

●
Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company.

To make such decision, the Board of Directors has considered the economic and market situation, as well as the discount of the current share price in relation to the fair value of the assets, determined by independent appraisers, and its objective is to strengthen the shares and reduce the fluctuations in the market value, that does not reflect the real economic value of the assets.

On March 1, 2024, the Company completed the shares buyback program, having acquired the equivalent of 6,503,318 ordinary shares, which represent approximately 99.91% of the approved program and 0.88% of the outstanding shares.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2024

February 2024: Notes issuance

On February 28, 2024, IRSA issued new Notes for a total amount of USD 52.6 million:

●
Series XVIII (dollar MEP): Denominated in dollars for USD 21.4 million at a fixed rate of 7.0%, with semi-annual payments. The principal will be paid at maturity on February 28, 2027. The price of issuance was 100.0% of the nominal value.

●
Series XIX (ARS): Denominated and payable in Argentina pesos for ARS 26,204 million at a variable interest rate BADLAR plus 0.99% spread, with quarterly payments. The principal will be paid at maturity on February 28, 2025. The price of issuance was 100.0% of the nominal value.

The funds will be used as defined in the issuance documents.

February 2024: Warrants Exercise

During February 2024, certain warrants holders have exercised their right to acquire additional shares and 2,079,458 ordinary shares of the Company were registered, with a nominal value of VN ARS 10. As a result of the exercise, USD 732,385.11 have been collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 736,822,824 to 738,902,282, and the new number of outstanding warrants decreased from 79,319,038 to 77,624,512.

March and April 2024: New Shares Buyback Program – Start and Completion

On March 20, 2024, the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Argentine National Securities Commission

●
Maximum amount of the investment: Up to ARS 6,500 million

●
Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, in accordance with the provisions of the applicable regulations.

●
Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.

●
Payable Price: Up to ARS 1,250 per Share and up to USD 11.00 per ADS.

●
Period in which the acquisitions will take place: up to 180 days after the publication of the minutes, subject to any renewal or extension of the term, which will be informed to the investing public.

●
Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company.

To make such decision, the Board of Directors has considered the economic and market situation, as well as the discount of the current share price in relation to the fair value of the assets, determined by independent appraisers, and its objective is to strengthen the shares and reduce the fluctuations in the market value, that does not reflect the real economic value of the assets.

On April 22, 2024, the Company completed the shares buyback program, having acquired the equivalent of 6,337,939 ordinary shares, which represent approximately 99.54% of the approved program and 0.86% of the outstanding shares.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2024

March 2024: S&P MERVAL Index Inclusion

On March 21, 2024, the Company was included in the S&P MERVAL Index as a result of its recent rebalancing process.

March 2024: Banco Hipotecario S.A. – Cash dividend payment

On March 27, 2024, the Ordinary and Extraordinary General Shareholders’ Meeting of Banco Hipotecario S.A. approved the payment of a dividend of ARS 26,500 million, which will be paid in proportion of each shareholder’s stake, which will be calculated in constant currency as of the date of the Shareholders’ Meeting and payment.

On May 3, 2024, the BCRA approved the distribution of said dividend, with the first installment expected to be paid during the month of May 2024.

March 2024: BYMA 2023 Sustainability Index Inclusion

On March 27, 2024, the Company was included in the fifth rebalancing of the Sustainability Index (non-commercial) prepared by BYMA.

May 2024: Dividend Approval

On May 2, 2024, the Company approved the distribution among its shareholders on May 9, 2024, of a cash dividend of ARS 55,000 million, equivalent to 761.4575% of the stock capital with collection rights. The amount per ordinary share (VN$10) will be ARS 76,1457 and the amount per GDS will be ARS 761.4575.

XII. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	03.31.2024	03.31.2023	03.31.2022	03.31.2021	03.31.2020
Non-current assets	1,606,100	2,008,138	2,117,017	2,378,153	6,094,765
Current assets	213,194	247,449	193,337	226,050	3,127,280
Total assets	1,819,294	2,255,587	2,310,354	2,604,203	9,222,045
Capital and reserves attributable to the equity holders of the parent	872,520	1,154,896	934,156	834,795	503,361
Non-controlling interest	59,637	71,395	66,512	276,628	953,735
Total shareholders’ equity	932,157	1,226,291	1,000,668	1,111,423	1,457,096
Non-current liabilities	630,651	856,326	1,111,376	1,125,522	5,578,116
Current liabilities	256,486	172,970	198,310	367,258	2,186,833
Total liabilities	887,137	1,029,296	1,309,686	1,492,780	7,764,949
Total liabilities and shareholders’ equity	1,819,294	2,255,587	2,310,354	2,604,203	9,222,045

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2024

XIII. Summarized Comparative Consolidated Income Statement

(in ARS million)	03.31.2024	03.31.2023	03.31.2022	03.31.2021	03.31.2020
Profit from operations	(275,902)	(56,661)	(28,768)	(66,601)	129,595
Share of profit of associates and joint ventures	28,574	5,352	(5,969)	(25,103)	6,908
Result from operations before financing and taxation	(247,328)	(51,309)	(34,737)	(91,704)	136,503
Financial income	17,790	1,930	2,288	1,109	2,568
Financial cost	(34,012)	(38,839)	(50,396)	(56,912)	(77,174)
Other financial results	61,435	31,520	116,741	71,760	(92,228)
Inflation adjustment	26,365	42,456	9,557	2,447	4,511
Financial results, net	71,578	37,067	78,190	18,404	(162,323)
Results before income tax	(175,750)	(14,242)	43,453	(73,300)	(25,820)
Income tax	64,022	137,459	47,700	(8,692)	(35,067)
Result for the period from continued operations	(111,728)	123,217	91,153	(81,992)	(60,887)
Result for the period from discontinued operations after taxes	-	-	-	(98,845)	(12,548
Result of the period	(111,728)	123,217	91,153	(180,837)	(73,435)
Other comprehensive results for the period	(3,292)	(4,170)	(5,419)	(122,419)	112,560
Total comprehensive result for the period	(115,020)	119,047	85,734	(303,256)	39,125

Attributable to:
Equity holders of the parent	(108,314)	115,153	93,442	(190,130)	(216,183)
Non-controlling interest	(6,706)	3,894	(7,708)	(113,126)	255,308

XIV. Summary Comparative Consolidated Cash Flow

(in ARS million)	03.31.2024	03.31.2023	03.31.2022	03.31.2021	03.31.2020
Net cash generated from operating activities	75,335	78,746	56,109	34,233	408,973
Net cash generated from investing activities	86,955	84,912	77,454	726,983	283,594
Net cash used in financing activities	(170,225)	(188,994)	(106,156)	(504,707)	(1,153,519)
Net (decrease) / increase in cash and cash equivalents	(7,935)	(25,336)	27,407	256,509	(460,952
Cash and cash equivalents at beginning of year	27,371	86,305	21,387	1,503,427	1,438,269
Cash and cash equivalents reclassified to held for sale	-	-	-	-	(10,472)
Inflation adjustment	(8,065)	(2,133)	(1,641)	(1,982)	(2,572)
Deconsolidation of subsidiaries	-	-	-	(1,609,885)	-
Foreign exchange (loss) / gain on cash and changes in fair value for cash equivalents	9,610	(710)	(2,090)	(98,290)	28,730
Cash and cash equivalents at period-end	20,981	58,126	45,063	49,779	993,003

XV. Comparative Ratios

(in ARS million)	03.31.2024		03.31.2023		03.31.2022		03.31.2021		03.31.2020
Liquidity
CURRENT ASSETS	213,194	0.83	247,449	1.43	193,337	0.97	226,050	0.62	3,127,280	1.43
CURRENT LIABILITIES	256,486		172,970		198,310		367,258		2,186,833
Solvency
SHAREHOLDERS’ EQUITY	932,157	1.05	1,226,291	1.19	1,000,668	0.76	1,111,423	0.74	1,457,096	0.19
TOTAL LIABILITIES	887,137		1,029,296		1,309,686		1,492,780		7,764,949
Capital Assets
NON-CURRENT ASSETS	1,606,100	0.88	2,008,138	0.89	2,117,017	0.92	2,378,153	0.91	6,094,765	0.66
TOTAL ASSETS	1,819,294		2,255,587		2,310,354		2,604,203		9,222,045

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2024

XVI. EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net profit from fair value adjustment of investment properties, not realized.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2024	2023
Profit for the period	(111,728)	123,217
Interest income	(17,790)	(1,930)
Interest expense	28,752	35,181
Income tax	(64,022)	(137,459)
Depreciation and amortization	4,098	4,591
EBITDA (unaudited)	(160,690)	23,600
Net gain / (loss) from fair value adjustment of investment properties	385,848	135,403
Realized net gain from fair value adjustment of investment properties	26,378	37,883
Recovery of provision	(11,596)	-
Share of profit of associates and joint ventures	(28,574)	(5,352)
Foreign exchange differences net	15,663	(19,366)
Result from derivative financial instruments	1,245	(167)
Fair value gains of financial assets and liabilities at fair value through profit or loss	(81,180)	(11,402)
Inflation adjustment	(26,365)	(42,456)
Other financial costs/income	8,097	3,073
Adjusted EBITDA (unaudited)	128,826	121,216
Adjusted EBITDA Margin (unaudited) (1)	73.07%	72,21%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by revenue from sales, rents and services.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2024

XVII.
NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI”. We define NOI as gross profit from operations, less Selling expenses, plus realized result from fair value adjustments of investment properties, plus Depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2024	2023
Gross profit	144,424	137,387
Selling expenses	(11,866)	(11,316)
Depreciation and amortization	4,098	4,591
Realized result from fair value of investment properties	26,378	37,883
NOI (unaudited)	163,034	168,545

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2024

XVIII.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus depreciation and amortization of property, plant and equipment, intangible assets and amortization of initial costs of leases minus total net financial results excluding net financial interests, minus unrealized result from fair value adjustments of investment properties minus inflation adjustment plus deferred tax, and less non-controlling interest net of the result for fair value, less the result of participation in associates and joint ventures.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes.Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2024	2023
Result for the period	(111,728)	123,217
Result from fair value adjustments of investment properties	385,848	135,403
Result from fair value adjustments of investment properties, realized	26,378	37,883
Recovery of provision	(11,596)	-
Depreciation and amortization	4,098	4,591
Foreign exchange, net	15,663	(19,366)
Other financial results	2,692	173
Results from derivative financial instruments	1,245	(167)
Results of financial assets and liabilities at fair value through profit or loss	(81,180)	(11,402)
Other financial costs	5,260	3,658
Income tax current / deferred	(124,637)	(144,324)
Non-controlling interest	6,802	(3,878)
Non-controlling interest related to PAMSA’s fair value	(18,918)	(6,383)
Results of associates and joint ventures	(28,574)	(5,352)
Inflation adjustment	(26,365)	(42,456)
Repurchase of non-convertible notes	145	(758)
Adjusted FFO	45,133	70,839

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2024

XIX. Brief comment on prospects for the Next Quarter

Tenant sales in our shopping malls showed a drop in real terms during the third quarter of fiscal year 2024, after a growth on the first half, due to the acceleration of inflation and its impact on consumption. The next quarter is presented as a challenge to sustain tenant sales levels and visitor flow in shopping malls, but we trust that in 2025 activity will recover in line with the recomposition of real salaries and economic activity. Regarding the office and hotel segment, we trust in the resilience of our premium portfolio, which has been recovering its occupancy levels and maintaining its rental and rate values.

Regarding the sales and developments segment, we will continue to analyze real estate acquisition and sale opportunities while evaluating the best moment to launch the mixed-use projects that the company has in its huge landbank portfolio. Regarding our largest development, Costa Urbana, we are prepared to launch the most ambitious project in the company's history, with the potential to develop 866,806 sqm of mixed uses in one of the best locations of Buenos Aires city.

During fiscal year 2024, we´ll continue working on the reduction and efficiency of the cost structure, while we´ll continue evaluating financial, economic and/or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations, such as public and/or private disposal of assets that may include real estate as well as negotiable securities owned by the Company, issuance of negotiable bonds, repurchase of own shares, among other useful instruments for the proposed objectives.

Looking to the future, we will continue to innovate in the development of unique real estate projects, betting on the integration of commercial and residential spaces, offering our clients a mix of attractive products and services, meeting places and a memorable experience, with the aim to achieve an increasingly modern and sustainable portfolio. Although the current economic context uncertainty, we are confident in the quality of our portfolio and the ability of our management to carry out the business successfully.

Eduardo S. Elsztain
Chairman & CEO